AMENDED ANNUAL INFORMATION FORM

of

ENDEAVOUR SILVER CORP.

(the “Company” or “Endeavour”)

Suite 1130 - 609 Granville West Pender Street
Vancouver, British Columbia, Canada, V7Y 1G5
Phone: (604) 685-9775
Fax:      (604) 685-9744

Dated as of February 22, 2018
(except dated as of April 6, 2018
in respect of certain technical reports amended March 27, 2018 and incorporated by reference and filed April 6, 2018)

ITEM 1:	PRELIMINARY NOTES

1.1	Incorporation of Documents by Reference

All financial information in this Annual Information Form (“AIF”) has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board.

The information provided in the AIF is supplemented by disclosure contained in the documents listed below which are incorporated by reference into this AIF. The documents listed below are not contained within, nor attached to, this document but may be accessed at www.sedar.com or on the Company’s website at www.edrsilver.com.

Type of Document	Report Date / Effective Date	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico	Dated March 3, 2017 and amended March 27, 2018 (Effective date: December 31, 2016)	April 6, 2018	Amended & restated technical report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project Guanajuato State, Mexico	Dated March 3, 2017 and amended March 27, 2018 (Effective date: December 31, 2016)	April 6, 2018	Amended & restated technical report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico	Dated March 3, 2017 and amended March 27, 2018 (Effective date: December 31, 2016)	April 6, 2018	Amended & restated technical report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico	Dated May 18, 2017 (Effective date: April 3, 2017)	May 19, 2017	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)
NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico	Dated May 11, 2017 (Effective date: March 27, 2017)	May 11, 2017	Technical Report (NI 43-101) – English Qualification Certificate(s) and Consent(s)

References to “the Company” or “Endeavour” are to Endeavour Silver Corp. and where applicable and as the context requires, include its subsidiaries.

1.2	Date of Information

All information in this AIF is as of December 31, 2017 unless otherwise indicated.

Endeavour Silver Corp.

1.3	Forward-Looking Statements

This AIF contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs.

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, forecasts, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•

risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;

•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•

risks related to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;

•	risks related to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	risks related to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks related to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks related to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain necessary financing;
•	risks related to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks related to many of our primary properties being located in Mexico, including political, economic, and regulatory instability; and
•	risks related to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Endeavour Silver Corp.

This list is not exhaustive of the factors that may affect our forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in U.S. dollars (“U.S.$”) unless otherwise indicated. References to “Cdn.$” are to Canadian dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2017, December 31, 2016 and December 31, 2015, as quoted by the Bank of Canada, were as follows:

	Year ended	Year ended	Year ended
	December 31, 2017	December 31, 2016	December 31, 2015

High	1.3743	1.4589	1.3990
Low	1.2128	1.2544	1.1728
Average	1.2986	1.3248	1.2787
Closing	1.2545	1.3427	1.3840

On December 29, 2017, the noon exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2545 (Cdn.$1.00 = U.S.$0.7971) . On February 22, 2018, the daily average exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2709 (Cdn.$1.00 = U.S.$0.7868).

1.5	Classification of Mineral Reserves and Resources

In this AIF, the definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are those used by the Canadian provincial securities regulatory authorities and conform to the definitions utilized by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.

1.6	Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended. These definitions differ materially from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Endeavour Silver Corp.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd”. Effective August 27, 2002 the Company changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. On September 13, 2004, the Company changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the Business Corporations Act (British Columbia) and increased its authorized share capital to unlimited common shares without par value.

The Company’s principal business office is located at:

Suite 1130 - 609 Granville Street
Vancouver, British Columbia
Canada, V7Y 1G5

and its registered and records office is located at:

19th Floor, 885 West Georgia Street
Vancouver, British Columbia
Canada, V6C 3H4

Endeavour Silver Corp.

2.2	Subsidiaries

The Company conducts its business primarily in Mexico through subsidiary companies. The following table lists the Company’s material direct and indirect subsidiaries, their jurisdiction of incorporation, and percentage owned by the Company directly, indirectly or beneficially.

		Percentage
		owned directly
Name of Company	Incorporated	or indirectly

Endeavour Gold Corporation, S.A. de C.V.	Mexico	100%
EDR Silver de Mexico S.A. de C.V. SOFOM ENR	Mexico	100%
Minera Plata Adelante, S.A. de C.V.	Mexico	100%
Minera Santa Cruz Garibaldi S.A. de C.V.	Mexico	100%
Refinadora Plata Guanacevi, S.A. de C.V.	Mexico	100%
Mina Bolañitos S.A de C.V.	Mexico	100%
Compania Minera del Cubo S.A. de C.V.	Mexico	100%
Minas Lupycal S.A. de C.V.	Mexico	100%
Minera Oro Silver de Mexico S.A. de C.V.	Mexico	100%
Terronera Precious Metals S.A. de C.V.	Mexico	100%
Minera Plata Carina S.P.A.	Chile	100%
Oro Silver Resources Ltd.	British Columbia, Canada	100%
Endeavour Zilver S.A.R.L.	Luxembourg	100%

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration,development and exploitation of precious metal properties in Mexico and Chile. The Company has three producing silver-gold mines in Mexico: the Guanacevi Mine in Durango acquired in 2004, the Bolañitos Mine in Guanajuato acquired in 2007 and the El Cubo Mine in Guanajuato acquired in 2012. In addition to operating these three mines, the Company is advancing three exploration and development projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the pre-feasibility stage, the permitted El Compas property and La Plata plant in Zacatecas acquired in 2016, and the prospective Parral properties in Chihuahua acquired in 2016.

2017

The Company completed an NI 43-101 Technical Report, Preliminary Feasibility Study for the Terronera Project, Jalisco State Mexico dated May 18, 2017 (“Terronera PFS”). The Terronera PFS estimates 4.06 million tonnes of Probable Mineral Reserves grading 207 g/t silver and 1.95 g/t gold containing 27 million silver ounces and 255,000 gold ounces at Terronera.

Initial capital expenditures for Phase 1 1,000 tonnes per day (“tpd”) are estimated to be $69.2 million, comprised of $43.1 million for plant and site infrastructure, $8.7 million for mine development, mine infrastructure and equipment, $9.4 million for owner’s costs, construction camp, and engineering, procurement and construction management and $8.0 million for contingencies.

Endeavour Silver Corp.

The capital for a Phase 2 expansion from 1,000 tpd to 2,000 tpd is estimated to be $35.5 million. The expansion consists of $12.0 million to augment power from the state power grid, $12.0 million for plant expansion, $3.5 million for mine equipment, $2.4 million for owner’s costs, construction camp, and EPCM and $5.6 million in contingencies. An estimated $27.3 million will be required for sustaining capital after commissioning primarily for mine development and tailings expansion. The total Life of Mine (“LOM”) capital requirements are estimated to be $132.0 million.

LOM average operating costs are estimated to be $43 per tonne for mining, $18 per tonne for processing, $7 per tonne for general and administration, and $4 in royalties for a total estimated cost of $72 per tonne.

Under the base case scenario, the mine is expected to generate revenue of $639.5 million, EBITDA of $347.3 million and total free cash flow of $125.3 million over the life of the mine. Using a discount rate of 5%, the expected discounted net present value (NPV) is $78.2 million, the expected after tax internal rate of return is 21%.

Since publishing the Pre-Feasibility Study, the Company has further assessed, refined and optimized parts of the Study and discovered other veins with mineralization which it believes will improve the overall economics.

The Company completed an NI 43-101 Technical Report for a Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico dated May 11, 2017 (“El Compas PEA”). The El Compas PEA estimates an initial Mineral Resource of 148,000 tonnes containing 495,000 silver ounces and 34,900 gold ounces in the Indicated category; and 217,000 tonnes containing 465,000 silver ounces and 10,600 gold ounces in the Inferred category. The El Compas Mineral Resource is a shallow high grade epithermal vein system that is estimated to provide a robust after tax return on investment of 42% using a 5% discount.

Due to the positive economics, low initial capital requirements, and management’s experience in having successfully developed similar mines in Mexico, a decision was made to proceed with development in Q3, 2017. The Company initiated the installation of project infrastructure, collaring the mine access ramp and refurbishing the plant. Management continues to wait for the explosive permit, as the processing of the application has taken longer by the state of Zacatecas than anticipated. As previously announced, the development of the main access ramp has proceeded using a form of low impact gunpowder. Management anticipated the mine and plant commissioning would commence in the first quarter of 2018. Due to the continued delay of the explosive permit, the commissioning is now expected in April 2018.

The main access ramp development has advanced 233 metres, with an additional 100 metres of advancement needed to reach the El Compas ore body.

Since publishing the El Compas PEA, the Company has continued to optimize mining methods, the crushing circuit and grinding alternatives and has been successful on a number of fronts in improving the operating metrics. The work index of the ore and the size on the motor allows the capacity of the milling circuit to increase to 325 tpd, which allows for the mining method to be changed to mechanized cut and fill from captive cut and fill. Mechanized cut and fill increases the mining rate but has the same cost profile as captive cut and fill previously disclosed in the PEA.

In addition, the modified plant flow sheet will allow the Company to increase the ore grind size and produce a single concentrate, while still achieving recoveries similar to those outlined in the PEA, lowering overall power costs and improving the long-term stability of the tailings facility.

Endeavour Silver Corp.

As a result of the modified mine plan and plant design and the delay in receiving the explosives permit, the total start up CAPEX has been revised upwards to $11.3 million compared to the previous $10.0 million cost estimated in the El Compas PEA. However, the operational benefits of the modified plant design and increased mining rate should improve the overall economics of the project. The Company anticipates achieving commercial production at El Compas in July 2018.

2016

Equity Financings

The Company filed a short form base shelf prospectus in July 2014 to qualify the distribution of up to Cdn$200 million of common shares and various other securities of the Company and a corresponding registration statement filed in the United States. The Company filed a prospectus supplement in November 2015 for an at-the-market offering of up to U.S.$16.5 million value of common shares of the Company under the shelf prospectus on the New York Stock Exchange through Cowen and Company, LLC acting as sole agent (the “2015 ATM Offering”). During 2016, the Company sold 7,218,125 common shares at an average price of $2.13 per share under the 2015 ATM Offering for proceeds of $14.9 million, net of commission. Together with common shares sold in 2015, the Company issued a total of 8,017,694 common shares under the 2015 ATM Offering for net proceeds of $16.0 million.

The Company filed a short form base shelf prospectus in May 2016 to qualify the distribution of up to Cdn.$200 million of common shares and various other securities of the Company and a corresponding registration statement was filed in the United States. The Company filed a prospectus supplement in May 2016 for an at-the-market offering of up to U.S.$40 million value of common shares of the Company under the shelf prospectus on the New York Stock Exchange through Cowen and Company, LLC acting as sole agent (the “2016 ATM Offering”). The Company sold a total of 10,245,347 common shares under the 2016 ATM Offering to July 2016 at an average price of $3.90 per share for proceeds of $38.9 million, net of commission.

Credit Facility Amendments

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”), reducing over three years, with Scotia Capital. The purpose of the Facility was for general corporate purposes and was principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The Facility was subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016.

On January 19, 2016, the Company signed an amended and restated credit facility (“the Amended Facility”) which became effective April 1, 2016 to convert the remaining outstanding balance under the existing revolving credit facility into a two year term loan amortized quarterly maturing on December 31, 2017. The interest rate margin on the Facility was 4.5% over LIBOR. The Facility was subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio, a tangible net worth calculation, capital and exploration expenditure limits. At December 31, 2017, the Amended Facility was fully repaid.

Endeavour Silver Corp.

Acquisition of El Compas Project

On May 27, 2016, the Company issued 2,147,239 common shares of the Company to Canarc Resource Corp. (“Canarc”) and assumed Canarc’s obligation to pay an aggregate of 165 troy ounces of gold to Marlin Gold Mining Ltd. to acquire a 100% interest in Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd, which owned the El Compas project in Zacatecas, Mexico through its wholly owned Mexican subsidiary, Minera Oro Silver de Mexico SA de CV (“Minera Oro Silver”). The El Compas project consists of 28 concessions fully permitted for mining with 22 concessions subject to a 1.5% net smelter return royalty and six concessions subject to a 3.0% net smelter return royalty. Minera Oro Silver also holds a five year operating lease, renewable for an additional five years, on a 500 tpd ore processing plant located in Zacatecas, Mexico for a total annual lease cost of MXN 1.6 million (approximately $90,000), adjusted annually for inflation.

Acquisition of Parral Properties

On October 31, 2016, the Company issued 1,198,083 common shares of the Company to Silver Standard Resources Inc. (“Silver Standard”) in connection with the acquisition from Silver Standard of a 100% interest in the Parral properties located in Chihuahua, Mexico. Under the terms of the Company’s agreement with Silver Standard, the Company is to spend $2 million on exploration over the two-year period following the closing date. On completing this exploration expenditure, Endeavour will have one year to deliver a NI 43-101 technical report, including a resource estimate, and issue an additional $200,000 in common shares of the Company to Silver Standard for each 1,000,000 ounces of silver delineated in measured and indicated resources on the San Patricio and La Palmilla portions of the Parral properties, based on the 10-day average closing price of Endeavour’s common shares on the New York Stock Exchange prior to the earlier of delivery of the NI 43-101 report and October 31, 2019.

2015

Equity Financing

In 2015, pursuant to the 2015 ATM Offering, the Company issued 799,569 common shares of the Company at an average price of $1.43 per share for net proceeds of $1.1 million.

3.2	Significant Acquisitions

No significant acquisitions for which disclosure is required under Part 8 of National Instrument 51-102 were completed by the Company during its most recently completed financial year.

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

Business of the Company

The Company’s principal business activities are the evaluation, acquisition, exploration, development and exploitation of mineral properties. The Company produces silver and gold from its underground mines at Guanacevi, Bolañitos and El Cubo in Mexico. The Company also has interests in certain exploration properties in Mexico and Chile.

Since 2002, the Company’s business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

Endeavour Silver Corp.

The Company’s Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour successfully re-opened and expanded these mines to develop their full potential. In 2012, the Company acquired the El Cubo silver-gold mine which came with substantial reserves and resources. The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In addition to operating the Guanaceví, Bolañitos and El Cubo mines, the Company is constructing the El Compas mine, and advancing its Terronera project to a construction decision, both projects being located in Mexico. The Company is also exploring a number of other properties towards achieving its goal to become a premier senior producer in the silver mining sector.

The Company’s business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes. Other than as disclosed in this AIF, the Company is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.

Foreign Operations

As the Company’s producing mines and mineral exploration interests are principally located in Mexico, the Company’s business is dependent on foreign operations. As a developing economy, operating in Mexico has certain risks. See “Risk Factors – Foreign Operations”.

Employees

As at December 31, 2017, the Company had approximately 14 employees based in its Vancouver corporate office and employed through its Mexican subsidiaries approximately 1,610 full and part-time employees in Mexico. Consultants and contractors are also retained from time to time to assist with or conduct specific corporate activities, development and exploration programs.

Environmental Protection

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2.1 million for the Guanacevi mine operations, $1.8 million for the Bolañitos mine operations, $4.0 million for the El Cubo mine operations and $0.1 million for the El Compas development project.

Community, Environmental and Corporate Safety Policies

Endeavour is focused on the development of sustainability programs for all stakeholders and understands that such programs contribute to the long-term benefit of the Company and society at large. Sustainability programs implemented by the Company range from improving the Company’s safety policies and practices; supporting health programs for the Company’s employees and the local communities; enhancing environmental stewardship and reclamation; sponsoring educational scholarships and job skills training programs; sponsoring community cultural events and infrastructure improvements; and supporting charitable causes.

Endeavour Silver Corp.

4.2	Risk Factors

The Company’s ability to generate revenues and profits from its mineral properties, or any other mineral property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The profitability of the precious metal operations in which the Company has an interest will be significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company’s operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other re-agents fluctuate and affect the costs of production at our operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on our operating costs or the timing and costs of various projects. Our general policy is not to hedge our exposure to changes in prices of the commodities that we use in our business.

Foreign Exchange Rate Fluctuations

Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian or United States dollars, and the majority of the exploration costs of the Company are denominated in United States dollars and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Company may be unable to either compete for or acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Company will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, the following: environmental hazards, industrial accidents, third party accidents, unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land-slides, acts of God, periodic interruptions due to inclement or hazardous weather conditions, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Company, and the inability to obtain suitable or adequate machinery, equipment or labour and other risks involved in the operation of mines.

Endeavour Silver Corp.

Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, delayed production and resultant losses, increased production costs, asset write downs, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Company’s financial position.

Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including certain liabilities for environmental pollution, may not be available to us or to other companies within the industry at reasonable terms or at all. In addition, our insurance coverage may not continue to be available at economically feasible premiums, or at all. Any such event could have a material adverse effect on our business.

Mining Operations

The capital costs required by the Company’s projects may be significantly higher than anticipated. Capital and operating costs, production and economic returns, and other estimates contained in the Company’s current technical reports, may differ significantly from those provided for in future studies and estimates and from management guidance, and there can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction and exploration schedules may negatively impact the net present value and internal rates of return of the Company’s mineral properties as set forth in the applicable technical report. Similarly, there can be no assurance that historical rates of production, grades of ore processed, rates of recoveries or mining cash costs will not experience fluctuations or differ significantly from current levels over the course of the mining operations conducted by the Company.

There can be no assurance that the Company will be able to continue to extend the production from its current operations through exploration and drilling programs.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation or development of the Company’s projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will not be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

Exploration and Development

There is no assurance that the Company’s exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body or yield new reserves to replace or expand current reserves.

Endeavour Silver Corp.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, other than the mineral reserves on the Company’s Guanacevi Mines Project, Bolañitos Mines Project, El Cubo Mine and Terronera property, none of the Company’s properties have any defined ore-bodies with proven reserves.

The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Company’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Company to apply for an exploitation concession. There can be no guarantee that such a concession will be granted. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company’s properties.

Decreases in the market price of silver or gold may render the mining of reserves uneconomic.

The mineral resource and reserve figures included in the AIF and the documents incorporated by reference are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of silver and gold will be produced. Factors such as metal price fluctuations, increased production costs and reduced recovery rates may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time. Mineral reserve and resource estimates may need to be restated to the extent that actual precious metals prices are lower than those assumed in preparing the estimates.

Replacement of Reserves and Resources

The Guanaceví, Bolañitos and El Cubo mines are the Company’s only current sources of mineral production. Current life-of-mine plans provide for a defined production life for mining at the Company’s mines. The Bolañitos mine has an expected mine life of less than two years based on current proven and probable reserves and production levels. If the Company’s mineral reserves and resources are not replaced either by the development or discovery of additional reserves and/or extension of the life-of-mine at its current operating mines or through the acquisition or development of an additional producing mine, this could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition, including as a result of requirements to expend funds for reclamation and decommissioning.

Endeavour Silver Corp.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new mining and development opportunities in the mining industry. In pursuit of such opportunities, it may fail to select appropriate acquisition candidates, negotiate appropriate acquisition terms, conduct sufficient due diligence to determine all related liabilities or to negotiate favourable financing terms. The Company may encounter difficulties in transitioning the business, including issues with the integration of the acquired businesses or its personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit its business.

Integration of New Acquisitions

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions which fit the Company’s strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

Business or property acquisitions could place increased pressure on the Company’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of an acquired business or property with the Company’s existing operations require significant expenditures of time, attention and funds. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering unexpected costs, difficulties and delays. The attention required from the Company’s management team may detract from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities.

Foreign Operations

The Company’s operations are currently conducted through subsidiaries principally in Mexico and, as such, its operations are exposed to various levels of political, economic and other risks and uncertainties which could result in work stoppages, blockades of the Company’s mining operations and appropriation of assets. Some of the Company’s operations are located in areas where Mexican drug cartels operate. These risks and uncertainties vary from region to region and include, but are not limited to, terrorism; hostage taking; local drug gang activities; military repression; expropriation; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Local opposition to mine development projects could arise in Mexico, and such opposition could be violent. If the Company were to experience resistance or unrest in connection with its Mexican operations, it could have a material adverse effect on its operations and profitability. To the extent the Company acquires mineral properties in jurisdictions other than Mexico, it may be subject to similar and additional risks with respect to its operations in those jurisdictions.

Endeavour Silver Corp.

Government Regulation

The Company’s operations, exploration and development activities are subject to extensive foreign federal, state and local laws and regulations governing such matters as environmental protection, management and use of toxic substances and explosives, management of natural resources, health, exploration and development of mines, production and post-closure reclamation, safety and labour, mining law reform, price controls import and export laws, taxation, maintenance of claims, tenure, government royalties and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company’s operations. The activities of the Company require licenses and permits from various governmental authorities.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations and more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety practices of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its mines or properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. The Company retains competent and well trained individuals and consultants in jurisdictions in which it does business, however, even with the application of considerable skill the Company may inadvertently fail to comply with certain laws. Such events can lead to financial restatements, fines, penalties, and other material negative impacts on the Company.

Mexican Foreign Investment and Income Tax Laws

In December 2012, the Mexican government amended federal labour laws with respect to the use of service companies, subcontracting arrangements and the obligation to compensate employees with appropriate profit-sharing in Mexico. While the Company believes it is probable that these amended labour laws will not result in any material obligation or additional profit-sharing entitlements for its Mexican employees, there can be no assurance that this will continue to be the case.

Any developments or changes in such legal, regulatory or governmental requirements as described above or otherwise are beyond the control of the Company and may adversely affect its business.

Obtaining and Renewing Government Permits

In the ordinary course of business, the Company is required to obtain and renew government permits for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and possibly involving public hearings and costly undertakings on the Company’s part. The duration and success of the Company’s efforts to obtain and renew permits are contingent upon many variables not within its control including the interpretation of applicable requirements implemented by the permitting authority.

The Company may not be able to obtain or renew permits that are necessary to its operations, or the cost to obtain or renew permits may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company’s operations and profitability.

Endeavour Silver Corp.

Environmental Factors

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that any future changes in environmental regulation will not adversely affect the Company’s operations. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. Environmental hazards that may have been caused by previous or existing owners or operators may exist on the Company’s mineral properties, but are unknown to the Company at present.

Title to Assets

Although the Company has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore, the precise area and location of such claims may be in doubt. The Company’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

The Company has conducted as thorough an investigation as possible on the title of properties that it has acquired or will be acquiring to be certain that there are no other claims or agreements that could affect its title to the concessions or claims. If title to the Company’s properties is disputed, it may result in the Company paying substantial costs to settle the dispute or clear title and could result in the loss of the property, which events may affect the economic viability of the Company.

Employee Recruitment and Retention

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration, development and operation of mining properties are limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff. We could experience increases in our recruiting and training costs and decreases in our operating efficiency, productivity and profit margins. If we are not able to attract, hire and retain qualified personnel, the efficiency of our operations could be impaired, which could have an adverse impact on the Company’s future cash flows, earnings, financial performance and financial condition.

Potential Conflicts of Interest

The directors and officers of the Company may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest.

To the extent that such other companies may participate in ventures in which the Company is also participating, such directors and officers of the Company may have a conflict of interest. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Company and its shareholders. However, in conflict of interest situations, directors and officers of the Company may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions.

Endeavour Silver Corp.

There is no assurance that the needs of the Company will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment.

In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Company will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Third Party Reliance

The Company’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves may hold only an option to acquire such properties. As a result, the Company may have no direct contractual relationship with the underlying property holder.

Absolute Assurance on Financial Statements

We prepare our financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition or results of operations of the Company. Significant accounting details are described in more detail in the notes to our annual consolidated financial statements for the year ended December 31, 2017. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, we have implemented and continue to analyze our internal control systems for financial reporting. Although we believe our financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, we cannot provide absolute assurance in that regard.

General Economic Conditions

The volatile global economic environment has created market uncertainty and volatility in recent years. Instability in the market for metal commodities has been experienced since April 2013, and continues today. These macro-economic events negatively affected the mining and minerals sectors in general, and the Company’s market capitalization has been significantly reduced in periods of market instabilities. Any sudden or rapid destabilization of global economic conditions could impact the Company's ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company's operations and financial condition could be adversely impacted.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company’s mineral properties may be required.

Substantial Volatility of Share Price

The market prices for the securities of mining companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of our resources, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the risk factors described in this AIF can have an adverse impact on the market price of the Common Shares.

Endeavour Silver Corp.

Any negative change in the public’s perception of Endeavour’s prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Need for additional financing

The Company’s current cash and cash-flows may not be sufficient to pursue additional exploration, development or discovery of additional reserves, extension to life-of-mines or new acquisitions and, therefore, the Company may require additional financing. Additional financing may not be available on acceptable terms, if at all. The Company may need additional financing by way of private or public offerings of equity or debt or the sale of project or property interests in order to have sufficient working capital for its business objectives, as well as for general working capital purposes.

The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that financing will be available to the Company or, if it is available, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may negatively impact the price of the Company’s common shares and could result in dilution to shareholders and the interests of shareholders in the net assets of the Company may be diluted.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC. It is Canadian practice to report measured, indicated and inferred resources, which are not permitted in disclosure filed with the SEC by United States issuers. Under SEC rules, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves.

Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards "as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Endeavour Silver Corp.

Material weaknesses in the internal control over financial reporting

The Company documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the U.S. Sarbanes-Oxley Act (“SOX”) requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the independent auditor addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm the business and negatively affect the trading price of the Common Shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause us to fail to meet reporting obligations.

Future acquisitions of companies may also provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable the Company.

No evaluation can provide complete assurance that the internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company expands, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that it continue to improve the internal control over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX.

Lack of Dividends

The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

Claims Under U.S. Securities Laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the independent chartered public accountants who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Company’s common shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States

Endeavour Silver Corp.

Financial Instruments

From time to time, the Company may use certain financial instruments to manage the risks associated with changes in silver prices, interest rates and foreign currency exchange rates. The use of financial instruments involves certain inherent risks including, among other things: (i) credit risk, the risk of default on amounts owing to the Company by the counterparties with which Company has entered into such transaction; (ii) market liquidity risk, the risk that the Company has entered into a position that cannot be closed out quickly, either by liquidating such financial instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk, the risk that, in respect of certain financial instruments, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Financial Reporting Standards

The Company prepares its financial reports in accordance with IFRS. In preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies are described in more detail in the Company’s audited financial statements. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported, the Company has implemented and continues to analyze its internal control systems for financial reporting. Although the Company believes its financial reporting and financial statements are prepared with reasonable safeguards to ensure reliability, the Company cannot provide absolute assurance.

Information Systems and Cyber Security

Our operations depend, in part, upon information technology systems. Our information technology systems are subject to disruption, damage or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft and defects in design. Any of these and other events could result in information technology systems failures, operational delays, production downtimes, destruction or corruption of data, security breaches or other manipulation or improper use of our data, systems and networks, any of which could have adverse effects on our reputation, business, results of operations, financial condition and share price.

Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

4.3	Asset-Backed Securities Outstanding

The Company has not issued any asset-backed securities.

Endeavour Silver Corp.

4.4	Mineral Projects

Summary of Mineral Reserves and Mineral Resources Estimates

The following tables summarize as at December 31, 2017 the Company’s estimated Mineral Reserves and Mineral Resources on its material mineral properties, all of which are wholly owned. Information in the following tables and the notes thereto are extracted from the respective technical reports on the material properties referred to under the description of each property below.

Silver-Gold Proven and Probable Mineral Reserves
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Proven
Guanaceví	82,000	224	0.49	261	591,000	1,300	688,500
Bolañitos	154,000	87	2.48	273	431,000	12,300	1,353,500
El Cubo	171,000	184	1.80	319	1,010,000	9,900	1,752,500
Total Proven	407,000	155	1.80	290	2,032,000	23,500	3,794,500
Probable
Guanaceví	224,000	252	0.58	296	1,812,000	4,200	2,127,000
Bolañitos	258,000	86	1.87	226	714,000	15,500	1,876,500
El Cubo	317,000	186	1.68	312	1,894,000	17,100	3,176,500
Terronera	4,061,000	207	1.95	353	27,027,000	255,000	46,152,000
Total Probable	4,860,000	201	1.87	341	31,447,000	291,800	53,332,000
Total P&P	5,267,000	198	1.86	337	33,479,400	315,300	57,126,500

Silver-Gold Measured and Indicated Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Measured
Guanaceví	17,000	299	0.38	328	167,000	200	182,000
Bolañitos	31,000	118	2.28	289	118,000	2,300	290,500
El Cubo	207,000	184	2.90	402	1,225,000	19,300	2,672,500
Total Measured	255,000	184	2.66	384	1,510,000	21,800	3,145,000
Indicated
Guanaceví	1,650,000	310	0.80	370	16,449,000	42,400	19,629,000
Bolañitos	763,000	152	1.84	290	3,727,000	45,100	7,109,500
El Cubo	404,000	165	1.98	314	2,143,000	25,700	4,070,500
El Compas	148,000	104	7.31	652	495,000	34,900	3,112,500
Guadalupe y Calvo	1,861,000	119	2.38	298	7,120,000	142,400	17,800,000
Parral (new)	37,000	184	0.27	204	216,000	300	238,500
Total Indicated	4,863,000	193	1.86	332	30,150,000	290,800	51,960,000
Total M&I	5,118,000	192	1.90	335	31,660,000	312,600	55,105,000

Endeavour Silver Corp.

Silver-Gold Inferred Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t	Ag oz	Au oz	Ag Eq oz
Inferred
Guanaceví	761,000	314	0.78	373	7,684,000	19,100	9,116,500
Bolañitos	945,000	150	1.95	296	4,556,000	59,200	8,996,000
El Cubo	1,100,000	143	2.07	298	5,058,000	73,200	10,548,000
Terronera	1,174,000	288	1.16	375	10,848,000	43,700	14,125,500
El Compas	217,000	76	5.38	480	530,000	37,500	3,342,500
Guadalupe y Calvo	154,000	94	2.14	255	465,000	10,600	1,260,000
Parral (new)	2,283,000	262	0.25	281	19,215,000	18,100	20,572,500
Total Inferred	6,634,000	227	1.23	319	48,356,000	261,400	67,961,000

Silver-Gold-Lead-Zinc Mineral Resources
	Tonnes	Ag g/t	Au g/t	Ag Eq g/t(1)	Ag oz	Au oz	Ag Eq oz(1)	Pb%	Zn%
Indicated
Guanacevi	363,000	208	0.26	302	2,420,500	3,100	2,653,000	0.78	1.32
Parral (Cometa)	1,631,000	49	0.90	117	2,589,900	47,200	6,129,900	2.87	2.86
Total Indicated	1,994,000	78	0.78	151	5,010,400	50,300	8,782,900	2.49	2.58
Inferred
Guanacevi	488,000	132	0.16	293	2,076,000	2,500	2,263,500	1.36	2.54
Parral (Cometa)	1,303,000	63	0.88	129	2,658,900	36,900	5,426,400	2.55	2.28
Total Inferred	1,791,000	82	0.68	174	4,734,900	39,400	7,689,900	2.23	2.35

Notes to Reserves and Resource Tables

1.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the Mineral Resources will be converted into Mineral Reserves. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.

The Mineral Resources in this estimate were calculated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

4.	Reserve and resource cut-off at Guanaceví is 202 g/t Silver equivalents
5.	Reserve and resource cut-off at Bolañitos is 158 g/t Silver equivalents
6.	Reserve and resource cut-off at El Cubo is 218 g/t Silver equivalents
7.	Reserve and resource cut-off at El Compas, Terronera and Parral is 150 g/t Silver equivalents.
8.	Resource cut-off at Guadalupe y Calvo property in 100 g/t Silver equivalents
9.	Minimum mining width is 0.8 metres at Guanaceví, Bolañitos and El Cubo
10.	At Guanaceví dilution is 26% after it has been diluted to a minimum mining width if required
11.	At Bolañitos dilution is 28% after it has been diluted to a minimum mining width if required
12.	At El Cubo dilution is 35% after it has been diluted to a minimum mining width if required
13.

Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill mining and 30% for long hole mining at Guanaceví, 28% at Bolañitos and 54% for long mining at El Cubo

Endeavour Silver Corp.

14.	Inferred Mineral Resources for Terronera includes the Terronera and Real Alto Area (Animas-Los Negros, El Tajo & Real veins).
15.	Inferred resources cut-off at operations are the same cut-offs used as for the Measured and Indicted resources
16.	The La Colorada structure (Parral) does not contain gold on an economic scale.
17.	Price assumptions for Guanaceví, Bolañitos and El Cubo are US$17.26/oz for silver, US$1,232/oz for gold, US$0.82/lb for lead and US$0.90/lb for zinc.
18.	Price assumptions for Terronera are US$18/oz for silver, US$1,250/oz for gold.
19.	Price assumptions for El Compas are US$18/oz for silver, US$1,225/oz for gold.
20.	Silver equivalents are based on a 75:1 silver:gold price ratio
21.	At the Parral (Cometa) project a cut-off using net smelter return of $40 is used with the prices listed below:

Description	Parameter	Description	Parameter
Gold Price	U.S.$1,000/oz	Gold Recovery (Overall)	75%
Silver Price	U.S.$16/oz	Silver Recovery (Overall)	71%
Lead Price	U.S.$0.65/lb	Lead Recovery (Overall)	80%
Zinc Price	U.S.$0.65/lb	Zinc Recovery (Overall)	74%
Smelter Terms	Generic Contract

22.	Figures in the tables are rounded to reflect estimate precision, small differences generated by rounding are not material to the estimates
23.	Mineral resources are not mineral reserves and do not have to demonstrate economic viability. There is no certainty that any or part of the mineral resources will be converted into mineral reserves.
24.	Resources are exclusive of and in addition to mineral reserves
25.	See Cautionary Note to U.S. Investors concerning Estimates of Mineral Reserves and Measured, Indicated and Inferred Mineral Resources

Guanacevi Mines Project, Durango State, Mexico

The following summary of the Guanacevi Mines Project is extracted from a technical report titled “National Instrument 43-101 Technical Report Updated Mineral Resource and Reserve Estimates for the Guanacevi Project, Durango State, Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2016 and dated March 3, 2017 and amended March 27, 2018. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the Guanaceví Project (the “Project”) located in Durango State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

Endeavour Silver Corp.

Property Description and Ownership

The Guanaceví Project is located in the northwest portion of the Mexican state of Durango, approximately 3.6 km west of the town of Guanaceví and 260 km northwest of the capital city of Durango. The approximate geographic center of the Project is 105°58'20"W longitude and 25°54'47"N latitude. At present, the Project is comprised of 51 mineral concessions for a total property area of 4,171.5546 ha.

EDR controls the Guanaceví Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the project through its two 100% owned subsidiaries, Minera Plata Adelante S.A. de C.V. (Minera Plata Adelante) and Refinadora Plata Guanaceví S.A. de C.V. (Refinadora Plata Guanaceví).

Geology and Mineralization

The Guanaceví silver-gold district hosts classic, high-grade silver-gold, epithermal vein deposits characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanaceví veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary Lower Volcanic series of andesite flows, pyroclastics and epiclastics, overlain by the Upper Volcanic series of rhyolite pyroclastics and ignimbrites. Evidence is accumulating in the Guanaceví mining district that the mineralization is closely associated with a pulse of silicic eruptions that either signaled the end of Lower Volcanic Sequence magmatism or the onset of Upper Volcanic Sequence activity.

Mineralization at Guanaceví occurs in association with an epithermal low sulphidation, quartz-carbonate, fracture-filling vein hosted by a structure trending approximately N45°W, dipping 55° southwest. The Santa Cruz vein is the principal host of silver and gold mineralization at Guanaceví, and is located on the west side of the horst of the Guanaceví Formation. The mineralized vein is part of a major fault system that trends northwest and principally places the Guanaceví Formation in the footwall against andesite and/or rhyolite in the hanging wall. The fault and vein comprise a structural system referred to locally as the Santa Cruz vein structure or Santa Cruz vein fault. The Santa Cruz vein itself has been traced for 5 km along trend, and averages approximately 3.0 m in width. High-grade mineralization in the system is not continuous, but occurs in steeply northwest-raking shoots up to 200 m in strike length. A secondary mineralized vein is located sub-parallel and subjacent to the Santa Cruz vein, in the footwall, and while less continuous is economically significant in the Porvenir Dos and North Porvenir portions of the Project.

Status of Exploration

In 2016, EDR spent US $1,297,698 (including property holding costs) on exploration activities, primarily at the Porvenir and Santa Cruz mines. Surface and underground drilling programs were carried out at both mine localities, totaling 6,985 m in 30 holes, with a total of 3,070 samples submitted for assay. Regional field exploration was conducted over several concessions peripheral to the Guanaceví Project, and included collection and analysis of 323 rock samples.

Since acquisition of the Guanaceví Project in 2004, and prior to the 2016 exploration season, EDR had completed 690 diamond drill holes totaling 191,116 m and 22 reverse circulation drill holes totaling 2,977 m on the entire Guanaceví Mines Project. Of this total, approximately 147,718 m of diamond drilling in 504 holes were completed on the Santa Cruz vein structure. Holes were drilled from both surface and underground drill stations, and 54,799 samples were collected and submitted for assay.

Endeavour Silver Corp.

Development and Operations

Conventional cut and fill mining or by long hole stope methods are employed at Guanaceví. Cut and fill stopes are generally 15m long and 5m high, and long hole stopes are 15m long and 20m high. Access to the stoping areas is provided by a series of primary and secondary ramps located in the footwall. The ramps have grades from minus 15% to plus 12%, with plus or minus 12% as standard. The cross-cuts are 4 m by 4 m for the primary ramps and 3.5 m by 3.5 m for the secondary ramps.

In the upper parts of the mine, stope access is by short (10m to 40m) cross-cuts from the ramp to the vein/stope. These cross-cuts are generally 3.5m by 3.5m in cross-section and are usually driven down at minus 18% to intersect with the stope. As the stope advances up-dip on the vein, the back is taken down the cross-cuts to maintain access until the cross-cut reaches a maximum inclination of 15%. In the lower parts of the mine (below the water table) stope access is by 90m long cross-cuts to the vein/stope. The cross-cuts are generally 3.0m by 3.5m in cross-section and are driven at plus 1% to intersect the stope (for water drainage). As the stope advances up-dip on the vein, the back is taken down in these cross-cuts to maintain access until the cross-cut reaches a maximum inclination of plus 15%.

Mining in the stopes is done with jackleg drills. Back cuts are taken 2m to 2.5m high via vertical up-hole drilling or by breasting. The broken material is mucked out using scooptrams (2 yard or 3.5 yard depending on vein width). Waste fill from mine development is placed in the stope by the same scooptrams to within 2 m to 2.5 m of the back. When the vein is less than minimum mining width, the footwall is slashed to provide adequate width. This slashing is done during the fill cycle and the slashed material remains in the stope as fill.

In 2016, the total ore production was approximately 19% from the Porvenir North mine, 74% from the Santa Cruz mine and 7% from Porvenir 4.

The production from the Porvenir North mine was distributed in three main areas of the mine (Upper Porvenir North, Deep Porvenir North and Central Porvenir North). The area of Upper Porvenir North, provided 34% of production from the mine. The stopes that contributed the most in this area were the R-3122, 3123-R and R-3124. In Deep Porvenir North, production was from the R-3133 and R-3134 stopes which represented 8% of the production. Central Porvenir North produced the most tonnage providing 39% of the total production. Stopes that contributed from this were the R-3145-2, R-3146-2, R-3149 and R-3150. The development from Porvenir North produced 15% of production from the mine. In the Upper Porvenir North mine development was from the S-3117, S-3122 and S-3123 levels. In Central Porvenir North mine development was from the S-3149, 3150-S and S-3157 levels.

In the Santa Cruz mine, the main ramp development was advanced to the 3359 and 3360 levels. During 2016 continued side ramps were developed to enter the main vein at the southern end of mine. Lateral ramps were developed from the ramp on the 4118, R-3348, 3349-R, R-3350 and R-3351 levels. Historic workings on level 13 were also opened to extract remnant ore zones. Production from stopes concentrated on the R-3352, R-3353, R-3354, R-3356, 3357-R and R-3359 stoping levels with R-3352 being the largest contributor. These stopes presented approximately 80% of the total production from Santa Cruz during 2016. Development ore represented approximately 7% of the total production.

In the Porvenir 4 mine development concentrated on the 3508 and 3509 ramps. Production from the mine was mainly from the S-3507, S-3508 and B S-3509 levels. Ore from these stopes represented approximately 24% of ore generated from the mine. Stope production concentrated on the R-3506, R-3507, R-3508, R-3508 B INT B Y R-3509 stopes.

Endeavour Silver Corp.

As of December 31, 2016, the Guanaceví mines project had a roster of 546 employees and an additional 387 contractors. The mine operates on two 10-hour shifts, 7 days a week, whereas the mill operates on a 24/7 schedule.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented in this report. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. The mineral resources reported herein are classified as Measured, Indicated and Inferred according to CIM Definition Standards.

HRC estimated the mineral resource for the Guanaceví Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at Guanaceví are gold and silver.

The Guanaceví mineral resource is comprised of 22 individual veins. The veins are further subdivided by area and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (4 veins) or as 3-dimensional (“3D”) block model (18 veins).

The resources based on the 2D polygonal methods are estimated by using a fixed distance VLP from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. The 2D estimates were classified based on the distance to the nearest sample. Measured mineral resources are the area of the defined resource blocks within 10 meters of a sample. Indicated mineral resources are the area of the defined resource blocks within 20 meters of a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

HRC constructed the 3D vein models using Leapfrog. Eighteen veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Veins were clipped against younger veins, topography, and the concession boundaries.

The mineral resource estimate includes all analytical data obtained as of December 31, 2016. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 198 gpt, assuming a silver price of $16.29 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

Endeavour Silver Corp.

The mineral resources for the Guanaceví mine as of December 31, 2016, are summarized in Table 1-1. The resources are exclusive of the mineral reserves.

Table 1-1 Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	69,000	284	248	550,300	0.47	1,000
Indicated	2,271,000	351	296	21,595,600	0.72	52,800
Measured +Indicated	2,340,000	349	295	22,145,900	0.71	53,800
Inferred	638,000	441	379	7,769,400	0.82	16,900

1.	Measured, Indicated and Inferred resource cut-off grades were 198 g/t silver equivalent at Guanaceví.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 82.5% silver and 85.4% gold.
4.	Silver equivalents are based on a 75:1 silver: gold ratio
5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA-QP, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve estimate for EDR’s Guanaceví Project has an effective date of December 31st, 2016. The mineral reserve estimate includes the Santa Cruz and Porvenir Norte areas of the mine and the ore stockpiles at the mill site. Stope designs for reporting the mineral reserves were created utilizing the updated resources and cutoffs established for 2016. All the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill, leaching circuit and Merrill Crowe process capable of processing 1,300 tpd.

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Guanaceví property is 198 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated above, and utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development with one exception in the main lower Santa Cruz vein the maximum distance to development was extended to 110m as this area is currently being developed.

The Proven and Probable mineral reserves for the Guanaceví mine as of December 31, 2016 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Mineral Reserve Estimate

	Tonnes	AgEq		Ag (oz) *	Au	Au (oz) *	%
Classification	(t x 1,000)	g/t	Ag g/t	1,000	g/t	1,000	Dilution
Proven	86.5	284	247	686.2	0.49	1.37	26%
Probable	508.2	311	262	4,285.20	0.64	10.48	30%
Total Proven and Probable Reserves	594.7	307	260	4,971.40	0.62	11.84	29%

1.	Reserve cut-off grades are based on a 198 g/t silver equivalent.
2.	Metallurgical Recoveries were 82.5% silver and 85.4% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 1.4 meters.
5.	Dilution factors averaged 29%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 75:1 silver:gold ratio.
7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Guanaceví resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for EDR’s ongoing mining operations at the Guanaceví Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Guanaceví Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

Endeavour Silver Corp.

The QP considers that the mineral concessions in the Guanaceví mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

EDR’s Guanaceví Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Since EDR took control of the Guanaceví mines Property, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

2017 exploration budgets for Guanaceví are approved for 8,000 meters of drilling. The approved budget for this drilling is estimated at US $1,200,000 for the year.

HRC recommends that the continuation of the conversion of all resources into reserves from 2D polygons to 3D block models be continued. During 2015 and 2016, considerable progress was made in this regard. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an import source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

Currently EDR utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help in keeping data densities consistent in each modeling effort and allow another level into the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparisons on planned values versus actual values the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. By comparing the LOM plan on a monthly basis to the plant production the actual physical location of the material mined may be different in the plan versus the actual area that was mined. Due to the many faces that are mined during a day this can only be completed on an average monthly basis to account for the blending of this material at the mill. The monthly surveyed as mined areas should be created and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model predicted results versus actuals can then be used to determine if dilution factors need to be adjusted or perhaps the resource modeling parameters may require adjustment if there are large variances. On a yearly basis, the mill production should be reconciled to the final concentrate shipments and resulting adjustment factors should be explained and reported.

Guanacevi Mines Project 2017 Internal Update

Exploration update

In 2017, the Company spent $1.4 million (including property holding costs) on exploration activities, mainly on underground drilling conducted at the Porvenir and Santa Cruz Mines. The underground drilling program included a total of 6,794 m in 29 holes, with a total of 2,995 samples submitted for assay. Field exploration activities were carried out over numerous concessions peripheral to the Guanaceví Project, and included the collection and analysis of 157 rock samples.

For 2018, the approved exploration budget for Guanaceví is US $750,000, including 5,000 m of underground drilling. The main objective is to determine the extension to depth of the Santa Cruz vein in the North Porvenir (below Level 3134), Santa Cruz Mine (deeper zone, below the 3360 level) and La Prieta Mine.

Endeavour Silver Corp.

Mineral Resource Estimation

The estimation of the mineral resource for the Guanaceví mining operation is based on drill hole data constrained by geologic vein boundaries. Both, exploration and production data are used for modelling estimation and classification. The interpolation is assessed through Ordinary Kriging algorithm. The channel composite database cut-off date for mineral resource estimation was August 31, 2017. The exploration database cut-off date for mineral resource estimation was September 30, 2017.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 16 composites, laying within a distanced no greater than 15 metres. Indicated mineral resources are these blocks estimated by at least 4 composites laying no farther than 25 metres from samples. Inferred mineral resources are those blocks, which distance to borehole composites and channel samples is greater than 50 metres.

Mineral Resources stated as at 31 of December 2017

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	17,400	328	299	167,267	0.38	213
Indicated	1,650,000	370	310	16,445,094	0.80	42,439
Measured + Indicated	1,667,400	370	292	16,612,361	0.70	42,652
Inferred	761,000	373	314	7,682,543	0.78	19,084
Notes:
•	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.
•	Mineral resources are exclusive of and in addition to mineral reserves
•	Reserve and resources cut-off grades are 202 g/t silver equivalent
•	Recoveries are 83.00% silver and 85.00% gold
•	Mining recoveries of 92% were applied for mineral reserve estimate calculations.
•	Minimum mining widths are 0.8 meters
•	Dilution factor is 25.97%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 20% for cut and fill and 30% for long hole
•	Silver equivalents are based on a 75:1 silver:gold ratio
•	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Mineral Reserve Estimation

The mineral reserve estimate includes the Santa Cruz and Porvenir Norte areas of the mine.

The mining breakeven cut-off grade 202 g/t Ag equivalent, which includes internal stope dilution, was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Guanaceví property is 202 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade plus (gold grade multiplied by 75), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated above, and utilizing Vulcan software to generate stope designs for the reserve mine plan. The Guanaceví Project mineral reserves are derived and classified according to the following criteria:

Endeavour Silver Corp.

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Guanaceví Project, this applies to blocks located within approximately 15m of existing development and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Guanaceví mine project, this is applicable to blocks located a maximum of 25-35m either vertically or horizontally from development and the drill holes data.

Mineral Reserves stated as at 31 of December 2017

Classification	Tonnes	Silver Equivalent	Silver Ag		Gold Au
		g/t	g/t	oz.	g/t	oz.
Proven	82,000	261	224	591,546	0.49	1,292
Probable	223,700	295	252	1,812,419	0.58	4,171
Proven + Probable	305,700	286	244	2,398,156	0.55	5,406
Notes:
•	Reserve cut-off grades are 202 g/t silver equivalent
•	Recoveries are 83.00% silver and 85.00% gold
•	Mining recoveries of 92% were applied for mineral reserve estimate calculations.
•	Minimum mining widths are 0.8 meters
•	Dilution factor is 25.97%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 20% for cut and fill and 30% for long hole
•	Silver equivalents are based on a 75:1 silver:gold ratio
•	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Bolañitos Mines Project (formerly the Guanajuato Mines Project), Guanajuato State, Mexico

The following summary of the Bolañitos Mines Project is extracted from the technical report titled “National Instrument 43-101 Technical Report: Updated Minerals Resource and Reserve Estimates for the Bolañitos Project Guanajuato State Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2016 and dated March 3, 2017 and amended March 27, 2018. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the Bolañitos Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

Endeavour Silver Corp.

Property Description and Ownership

In 2007, EDR acquired the Bolañitos mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when EDR assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

The Bolañitos Project is located in the state of Guanajuato, Mexico. The mine consists of three operating mines: the Bolañitos, Lucero, and Asuncion mines, which are located near the town of La Luz, about 12 km to the northeast of Guanajuato. All of the mines are readily accessed by paved and gravel roads. EDR also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato, and the inactive Golondrinas mine, which is 3.5 km to the southwest of Cebada.

Geology and Mineralization

The Bolañitos mine is located in eastern part of the Guanajuato mining district, in the southeastern portion of the Sierra de Guanajuato, which is an anticlinal structure about 100 km long and 20 km wide. Bolañitos is located on the northeast side of this structure where typical primary bedding textures dip 10° to 20° to the north-northeast. Economic mineralization at Bolañitos is known to extend as much as 250 m vertically from 2300 m to 2050 m elevation with the exception of the La Luz vein that extends 400 m vertically from 2300 m to 1900 m.

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems.

Of the geological formations associated with the Guanajuato district, only the Esperanza and La Luz Formations occur in the Bolañitos mine area with mineralization residing primarily within the La Luz Formation. Mineralization is known to dissipate at the contact with the Esperanza Formation.

The Veta Madre historically was the most productive vein in the Guanajuato district, and is by far the most continuous, having been traced on the surface for nearly 25 km. The vein dips from 35° to 55º to the southwest with measured displacement of around 1,200m near the Las Torres mine and 1,700 m near La Valenciana mine. The most productive veins at Bolañitos strike parallel to the Veta Madre system. Bolañitos mineralization is directly related to faulting. Mineralization occurs as open-space fillings in fracture zones or impregnations in locally porous wall rock. Veins which formed in relatively open spaces are the main targets for mining.

Mineralized veins at Bolañitos consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, with little mineralization within the wall rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins. Overall, the style of mineralization is pinch-and-swell with some flexures resulting in closures and others generating wide sigmoidal breccia zones.

Endeavour Silver Corp.

Status of Exploration

In 2016, EDR spent US $240,249 (including property holding costs) on exploration activities, including drilling, at the Bolañitos Project. The target areas explored at the Bolañitos Project in 2016 included:

•	Bolañitos North (La Luz-San Antonio de los Tiros),

•	La Loba Margaritas, and

•	Bolañitos South (San Cayetano and Emma)

A combined total of 9 drillholes were completed in the Bolañitos North (4 holes) and Bolañitos South (5 holes) areas for a total of 2,528 meters. Geological mapping and surface sampling was conducted in all three of the areas explored.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. EDR estimated the mineral resource for the Bolañitos mine Project based on drillhole data constrained by geologic vein boundaries under the direct supervision of HRC. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to audit the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce a geologic model. The metals of interest at Bolañitos are gold and silver.

The Bolañitos mineral resource is comprised of 21 individual veins. The veins are further subdivided into areas and modeling method. The mineral resources have been estimated using either a Vertical Longitudinal Projection (VLP) polygonal method (9 veins) or as 3-dimensional (“3D”) block model (12 veins). The 3D models have been split into 2 areas based on the vein location within the deposit.

The resources based on the 2D polygonal methods are estimated by using a fixed distance Vertical Longitudinal Projection (VLP) from sample points. The VLPs are created by projecting vein geology and underground workings onto a vertical 2D long section. Resource blocks are constructed on the VLP based on the sample locations in the plane of the projection. EDR geologists review the data for sample trends and delineate areas with similar characteristics along the sample lines. The areas are then grouped based on mining requirements and the average grades and thicknesses of the samples are tabulated for each block. Resource volumes are calculated from the delineated area and the horizontal thickness of the vein, as recorded in the sample database. The volume and density are used to determine the overall resource tonnage for each area, and the grades are reported as a length weighted average of the samples inside each resource block.

HRC validated the vein models provided by EDR using Leapfrog. Ten veins were modeled by EDR using a series of cross-sectional interpretations. The sectional interpretations are based primarily on composite intercepts and are used to construct 3D vein solids in Vulcan. Cross-sections orthogonal to the strike of the vein and level plan sections were used to insure sample selections for compositing were contained within the modeled veins. HRC confirmed the areas reported in EDR resource sheets loading AutoCAD® long VLP’s provided by EDR into ArcGIS® software, and tracing the perimeter of the resource blocks and measuring the area with the built-in measuring tool. The dip of the vein and true thickness are known variables.

The mineral resource estimate for the Bolañitos Project as of December 31st, 2016, is summarized in Table 1-1. The mineral resources are exclusive of the mineral reserves.

Endeavour Silver Corp.

Table 1-1 Mineral Resource Estimate, Effective Date December 31st, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz	g/t	oz
Measured	89,000	329	150	427,600	2.29	6,500
Indicated	698,000	325	162	3,630,300	2.04	45,800
Measured + Indicated	787,000	325	161	4,057,900	2.07	52,300
Inferred	1,150,000	330	153	5,674,700	2.29	84,800

1.	Measured, Indicated and Inferred resource cut-off grades were 162 g/t silver equivalent at Bolañitos.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 79.6% silver and 84.5% gold.
4.	Silver equivalents are based on a 75:1 silver:gold ratio
5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP Member, of HRC is responsible for the mineral reserve estimate presented in this report. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The reserve calculation for the Bolañitos Project was completed in accordance with NI 43-101 and has an effective date of December 31st, 2016. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation process capable of processing 1,600 tpd.

HRC utilized Datamine’s MSO (Mineable shape optimizer) program to generate the stopes for the reserve mine plan. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by CIM. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Bolañitos property is 162 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries. Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The Bolañitos Project mineral reserves are derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which EDR has a mine plan in place.

Endeavour Silver Corp.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 35m either vertically or horizontally from development.

The Proven and Probable mineral reserves for the Bolañitos Project as of December 31, 2016 are summarized in Table 1-2. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Table 1-2 Mineral Reserve Estimate

	Tonnes	AgEq		Ag (oz) *	Au	Au (oz) *	%
Classification	(t x 1,000)	g/t	Ag g/t	1,000	g/t	1,000	Dilution
Proven	157.2	311	90	456.7	2.84	14.34	21%
Probable	238.2	245	104	798.3	1.81	13.82	20%
Total Proven and Probable Reserves	395.4	271	99	1255.0	2.22	28.17	21%

1.	Reserve cut-off grades are based on a 162 g/t silver equivalent.
2.	Metallurgical Recoveries were 79.6% silver and 84.5% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 21.0%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 75:1 silver:gold ratio.
7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the Bolañitos mineral resource and reserve estimates presented herein to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These mineral resources and reserves form the basis for EDR’s ongoing mining operations at the Bolañitos Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by EDR continue to be highly prospective both along strike and down dip of the existing mineralization.

Endeavour Silver Corp.

EDR’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine. Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage.

Since EDR took control of the Bolañitos Mines Project, new mining areas have enabled EDR to increase production by providing additional sources of mill feed. EDR’s operation management teams continue to search for improvements in efficiency, lowering costs and researching and applying low-cost mining techniques.

In 2017, EDR will conduct a surface drilling program in the Bolañitos South and Bolañitos North areas. The planned program included 6,000 meters of drilling at an estimated cost of $900,000.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. During the last couple of years, considerable progress has been made on this process with only nine veins remaining to be converted to 3D. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

Bolanitos Mines Project 2017 Internal Update

Exploration update

In 2017, the Company spent $0.8 million on exploration activities, including surface and underground drilling at the Bolañitos Project. Surface drilling was conducted at the Bolañitos South (San Cayetano) and Siglo XX Targets, totaling 3,442 m in 12 drill holes. The underground drilling program focused on the La Luz and Plateros veins, a total of 17 drill holes were completed with 3,866 metres.

Endeavour Silver Corp.

In 2018, the Company is going to conduct an underground drilling program at the Lucero, Asunción and Bolañitos Mines, focused on the Cecilia, Lucero, La Luz (Asunción and Refugio areas), Plateros and Bolañitos veins. Budgeted cost of the program is US $1,000,000, including 200 metres of development (cross-cut).

Mineral resources estimation

The channel composite database cut-off date for mineral resource estimation was August 31, 2017. The exploration database cut-off date for mineral resource estimation was September 20, 2017.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 16 composites, laying within a distanced no greater than 15 meters. Indicated mineral resources are these blocks estimated by at least 4 composites laying no farther than 25 meters from samples. Inferred mineral resources are those blocks, which distance to borehole composites and channel samples is greater than 50 meters.

Mineral Resources stated as at 31 of December 2017

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	31,100	289	118	117,987	2.28	2,280
Indicated	762,600	290	152	3,726,769	1.84	45,114
Measured + Indicated	793,700	290	151	3,853,235	1.86	47,464
Inferred	944,700	296	150	4,555,933	1.95	59,227
Notes:
1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.
2.	Mineral resources are exclusive of and in addition to mineral reserves
3.	Resource cut-off grades are 158 g/t silver equivalent
4.	Recoveries are 84.26% silver and 87.7% gold
5.	Mining recoveries of 93% were applied for mineral reserve estimate calculations.
6.	Minimum mining widths are 0.8 meters
7.	Dilution factor is 28.02%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 20% for cut and fill and 30% for long hole
8.	Silver equivalents are based on a 75:1 silver:gold ratio
9.	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Mineral reserves estimation

The reserve calculation for the Bolañitos mining operation was completed with an effective date of December 31st, 2017.

The mining breakeven cut-off grade, which includes internal stope dilution, was utilized to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the Bolañitos property is 158 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade in addition to gold grade multiplied by 75, taking into account gold and silver prices and expected mill recoveries.

Endeavour Silver Corp.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as previously stated, and utilizing program to generate stope designs for the reserve mine plan. The Bolañitos mineral reserves are derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For Bolañitos Project, this applies to blocks located within approximately 15m of existing development and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which EDR has a mine plan in place. For the Bolañitos mine project, this is applicable to blocks located a maximum of 25-35m either vertically or horizontally from development and the drill holes data.

Mineral Reserves stated as at 31 of December 2017

Classification	Tonnes	Silver Equivalent	Silver Ag		Gold Au
		g/t	g/t	oz.	g/t	oz.
Proven	154,200	273	87	431,316	2.48	12,295
Probable	258,200	227	86	713,916	1.87	15,524
Proven + Probable	412,400	244	87	1,153,533	2.10	27,844
Notes:
1.	Reserve cut-off grades are 158 g/t silver equivalent
2.	Recoveries are 84.26% silver and 87.7% gold
3.	Mining recoveries of 93% were applied for mineral reserve estimate calculations.
4.	Minimum mining widths are 0.8 meters
5.	Dilution factor is 28.02%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 20% for cut and fill and 30% for long hole
6.	Silver equivalents are based on a 75:1 silver:gold ratio
7.	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Endeavour Silver Corp.

El Cubo Mines Project, Guanajuato State, Mexico

The following summary of the El Cubo Mines Project is extracted from the technical report titled “National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State Mexico” prepared by Hard Rock Consulting LLC, with an effective date of December 31, 2016 and dated March 3, 2017 and amended March 27, 2018. The complete report can be viewed on SEDAR at www.sedar.com. The technical report is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

Hard Rock Consulting, LLC (“HRC”) was retained by Endeavour Silver Corp. (“EDR”) to complete an independent technical audit and to update the mineral resource and reserve estimates for the El Cubo Project (the “Project”) located in Guanajuato State, Mexico. This report presents the results of HRC’s efforts, and is intended to fulfill the Standards of Disclosure for Mineral Projects according to Canadian National Instrument 43-101 (“NI 43-101”). This report was prepared in accordance with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. The mineral resource and mineral reserve estimates reported here are based on all available technical data and information as of December 31, 2016.

Property Description and Ownership

EDR acquired a 100% interest in the El Cubo Project in July 2012, through purchase of issued and outstanding shares of Mexgold and ensuing acquisition of Mexgold subsidiaries Compañía Minera Del Cubo, S.A. de C.V., AuRico Gold GYC, S.A. de C.V. and Metales Interamericanos, S.A. de C.V.

The El Cubo property is located in central Mexico, in Guanajuato State near the village of El Cubo, approximately 10 km east of the City of Guanajuato and about 280 km northwest of Mexico City. The geographic center of the property is located at roughly 21°00’17” N Latitude and 101°12’ 25” W Longitude, at an elevation of 2265 m above mean sea level. The El Cubo property consists of 57 mining concessions covering an area of approximately 8,141 ha, including several mine adits, ramps, shafts, and the 2000 tpd El Tajo flotation plant.

Geology and Mineralization

The El Cubo mine is located on the southeast flank of the Sierra Madre Occidental geological province in the southeastern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The property is underlain by a volcano-sedimentary sequence of Mesozoic to Cenozoic age volcanic, sedimentary, and intrusive rocks, some members of which host the veins exploited by the mine. The Cenozoic rocks may have been emplaced in a caldera setting with hydrothermal alteration occurring at approximately 27 Ma (Buchanan, 1980).

The Guanajuato mining district is characterized by classic, high grade silver-gold, epithermal vein deposits with low sulfidation mineralization and adularia-sericite alteration. Veins in the Guanajuato district are typical of most epithermal silver-gold vein deposits in Mexico with respect to the volcanic or sedimentary host rocks and the paragenesis and tenor of mineralization. The Guanajuato mining district hosts three major mineralized fault systems, the La Luz, Veta Madre and Sierra systems. The El Cubo mine exploits veins of the Sierra fault system.

Endeavour Silver Corp.

The northwest striking and southwest dipping faults are the main structures containing the very important Villalpando, La Loca, Dolores and Pastora-Fortuna veins. These veins are generally steeply dipping with some northeast dipping sections. The Capulin fault offsets the northwest-striking vein systems at the south end of the El Cubo mine, displacing the Dolores vein downward to the south.

Veins are the main targets for mining. Some weak stockworks that grade into disseminations are viable targets, especially if they are close enough to surface and can be mined from an open pit. An historic open cut exists on the Dolores vein in the vicinity of the El Tajo mill. The Villalpando and the Dolores veins have been actively mined since the early stages of mining at El Cubo.

Mineralized veins at El Cubo consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulfide-rich bands within the veins, generally with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. Mineralization is generally associated with phyllic (sericite) alteration and silicification which form haloes around the mineralizing structures. The vein textures are attributed to the brittle fracturing-healing cycle of the fault-hosted veins during and/or after faulting.

Economic concentrations of precious metals are present in “shoots” distributed vertically and laterally between non-mineralized segments of the veins, and at important vein intersections. The silver-rich veins, such as Villalpando, contain quartz, adularia, pyrite, acanthite, naumannite and native gold. Native silver is widespread in small amounts. Much of the native silver is supergene. Silver sulfosalts (pyrargyrite and polybasite) are commonly found at depth. Gold-rich veins, such as San Nicolas, contain quartz, pyrite, minor chalcopyrite and sphalerite, electrum, and aguilarite.

Status of Exploration

Historical exploration at El Cubo was largely conducted by drifting along known veins, with very little drilling. Drilling exploration prior to 2000 was sporadic, and the associated information poorly organized. Drilling activity at the El Cubo Project increased significantly between 2000 and 2009, in conjunction with the acquisition of El Cubo by Mexgold, and later by Aurico, producing credible data for 844 drillholes (approximately 180,019 m). The drillhole data applies to both surface and underground drilling, at a variety of drillhole diameters, which occurred mainly over the Villalpando, Dolores, La Loca, San Nicolas, San Eusebio, Pastora, Puertecito and La Cruz structures.

In 2009, AuRico began the year with a dedicated six-month program of data compilation followed by extensive field mapping over the Sierra Vein system. At year end, AuRico had completed 16 core holes for 3,361 m in the Dolores SE target. Exploration carried out in 2010 consisted of drilling in the Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertecito, and La Cruz target areas. Exploration activities carried out in 2011 focused on drilling the step-out and in-fill on the 2009 Dolores Vein discovery.

In early 2012, AuRico drilled 16 drillholes on the Dolores SE target, but all surface exploration drilling was put on hold subject to AuRico completing the purchase and sale agreement for the El Cubo mine. At that time, El Cubo exploration geologists were in the process of geologically mapping and surface sampling the Cebolletas, Villalpando Sur, Cabrestantes and San Nicolás areas.

Between 2012 and 2015, EDR’s drilling and field exploration efforts were focused on locating mineralized bodies over primary and secondary structures, mainly near the current production areas. Surface drilling was conducted over the Villalpando (Villalpando Gap, Asunción & Villalpando South), Dolores (Dolores North), La Loca & La Paz veins. The mine exploration drilling program was undertaken to determine the extent of additional mineralization near areas currently being mined. The principal targets were the Villalpando (Area II and IV) and Dolores (II) vein systems, though a number of other structures also explored. As of December 2014, a total of 72,969 m of drilling had been completed in 277 holes, with an associated 16,522 samples.

Endeavour Silver Corp

In 2015, EDR spent US $1,686,569 (including property holding costs) on exploration activities, including drilling, at the El Cubo Project. Field exploration activities at El Cubo were mainly focused on the Cubo North area, with the intent of continuing to define targets of interest for possible future drilling programs. Geological mapping, trenching and sampling were also conducted in the Cubo Central and Cubo South areas, as well the surrounding Nayal-Cabrestantes, Los Pinguicos, Olga Margarita-Janet, La Providencia and El Eden areas.

During 2015, Endeavour Silver completed a total of 7,178.55 m in 25 surface diamond drillholes at the El Cubo Mines Project. A total of 2,603 samples were collected and submitted for assays. Surface drilling exploration carried out in 2015 is summarized in Table 1-1.

Table 1-1 Exploration Drilling Activities in 2015

Project Area	Number of Holes	Total Meters	Number of Samples Taken
Violeta	4	1,655.90	446
Asunción	2	305.80	156
Cubo Central	8	2,116.50	642
Villalpando North	4	1,349.10	596
Nayal-Cabrestantes	7	1,751.25	763
Total	25	7,178.55	2,603

In 2016, Endeavour Silver spent US $1,060,668 (including property holding costs) on exploration activities mainly in the Nayal-Cabrestantes, Asunción (Villalpando vein) and Cubo Central areas in a continuing effort to identify and evaluate mineralized zones as potential targets for further exploration. A total of 3,799 m were drilled in 13 surface diamond drill holes at the Project, and a total of 777 samples were collected and submitted for assay. Surface exploration drilling undertaken during 2016 is summarized in Table 1-2.

Table 1-2 Exploration Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Asunción	5	1,901.60	314
Nayal-Cabrestantes	8	1,897.60	463
Total	13	3,799.20	777

An underground drilling exploration program was also conducted in 2016 on targets (La Loca, Vein 274, SJD & San Nicolás) located in close proximity to active mines. A total of 12 underground drill holes were completed for 1,710 m at the El Cubo Project (Table 1-3), and a total of 584 samples were collected and submitted for analysis.

Table 1-3 Underground Exploration Drilling Activities in 2016

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Mine Exploration	12	1,709.90	584
Total	12	1,709.90	584

In 2017, EDR plans to conduct a surface drilling program (approximately 3,000 m of drilling) mainly focused on the Cubo North La Sauceda areas. Planned underground drilling (approximately 3,000 m of drilling) will focus on structures near active mining areas. Regional exploration in 2017 will continue in and proximal to the La Sauceda area.

Endeavour Silver Corp.

Development and Operations

The El Cubo Mine is now organized into two discrete physical areas, previously the mine was organized into four areas. Area 1 covers the north end of the Villalpando system with access through the Sta. cecillia ramp, the previous level 3 of the upper La Loca vein and the previous area 4 of the lower El Cubo concessions with access from the Sta. Lucia shaft. Area 2 includes the southern end of the Villalpando and Dolores vein systems, and is principally accessed from the Dolores ramp at El Tajo and from a crosscut on Level 4. Each area has separate crews and infrastructure for access, stoping, ventilation, and ore haulage. The area separations are geographic, and by level.

Conventional drill and blast methods are used to extract the ore at El Cubo, and access to the mining areas is provided by ramps, adits and shafts. Mine development headings are drilled by jumbo and by jackleg. The choice of equipment is generally guided by the anticipated vein widths, stoping method, and equipment availability. The stoping methods used at El Cubo are 80% mechanized cut-and-fill and 20% longhole open- stoping.

It is standard procedure throughout the mine to install systematic ground control. Ground control is carried out using a combination of split sets, mesh, w-straps, and cable bolts. The type of support varies according to the conditions encountered, but split sets are most common and are complemented as needed with mesh and/or w-straps. Cable bolting is required during the preparation of stopes for longhole blasting. The cable bolts are installed by drilling holes in the hanging wall and fixing the bolts in place with cement pumped into the hole.

The upper levels of the mine are dry. Water inflows are a factor in the lowest development levels where it is collected, pumped, and distributed as additional water for the needs of mine production.

The lowest historic development level of the mine, Level 9 of the Villalpando vein, was flooded until the latter part of 2013. The mine has been gradually dewatered and new development is pursuing mineral in the lower levels.

After the strike ended in 2011, Blake (2011) provided a preliminary geotechnical study to AuRico to determine if ground deterioration had occurred and if so, what rehabilitation effort might be needed in order for mining to resume. The geotechnical study concluded that in most cases, scaling and spot bolting would sufficiently mitigate deterioration, and rehabilitation work was carried out in three stopes according to recommendations.

The ventilation system at El Cubo is a combination of natural and mechanical, but relies mostly on natural ventilation. Air flow enters through the various access ramps, shafts, raise bore holes, and old mine openings, and moves down to the lower part of the mine, exhausting through a series of partially open old areas of the mine, raise bore holes, and conventional driven raises.

As of December 31, 2016, the company had a total of 610 direct employees distributed in different departments. There are 290 contract persons for personal transport, security, underground development, underground mining and ore transport from underground to surface and to the plant.

Mineral Resource Estimate

Resource geologist Zachary J. Black, SME-RM, of HRC is responsible for the mineral resource estimate presented here. Mr. Black is a Qualified Person as defined by NI 43-101, and is independent of EDR. HRC estimated the mineral resource for the El Cubo Mine Project based on drillhole data constrained by geologic vein boundaries with an Inverse Distance Weighted (“ID”) algorithm. Datamine Studio RM® V1.0.73.0 (“Datamine”) software was used to complete the resource estimate in conjunction with Leapfrog Geo® V.3.0.0 (“Leapfrog”), which was used to produce the geologic model. The metals of interest at El Cubo are gold and silver.

Endeavour Silver Corp.

HRC constructed the vein models using Leapfrog. Twenty-two veins were modeled using a linear interpolation methodology and sample intervals. Cross-sections orthogonal to the strike of the vein were used to select intervals from drillholes representing the vein material. Level sections were used to select vein material from channel samples. Points representing the hanging wall and footwall contacts were extracted by the software to interpolate hanging wall and footwall surfaces. These surfaces were used to delineate each vein solid. The surfaces were evaluated in 3-dimensions to ensure that both the down dip and along strike continuity was maintained throughout the model. Vein volumes were clipped using a distance buffer of 100 meters, except the Villalpando vein, which used a distance buffer of 125 meters, from the selected vein intercepts. Veins were clipped against younger veins, topography, and the concession boundaries.

The 3D geologic solids were converted to block models using Datamine. Block model prototypes were created for each of the 3D veins. The model prototypes are rotated along strike and down dip and encompass the entire vein. A block size of 10m x 10m in the strike and dip directions was established. The blocks in the z direction were sub-blocked to the vein thickness. The El Cubo 3D models were validated by comparison of the global descriptive statistics from the Inverse Distance Weighting (“ID”), Ordinary Krige (“OK”), Nearest Neighbor (“NN”), and composite data, and inspection of the ID block model on long section in comparison to the composite grades.

HRC used the kriging efficiency, distance from samples, and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 15 composites, a kriging efficiency of at least 75%, and a distance no greater than 10 meters. Indicated mineral resources are those blocks at least 20 meters from a sample. Inferred mineral resources are those blocks greater than 20 meters from a sample and have a value for estimated silver.

The mineral resource estimate includes all analytical data obtained as of December 31, 2016. Mineral resources are not mineral reserves and may be materially affected by environmental, permitting, legal, socio-economic, political, or other factors. Mineral resources are reported above a silver equivalent grade of 177 gpt, assuming a silver price of $16.29 per ounce. HRC used a cutoff grade to test for reasonable prospects for economic extraction.

The mineral resources for the El Cubo mine as of December 31, 2016, are summarized in Table 1-4. The resources are exclusive of the mineral reserves.

Table 1-4 Mineral Resource Estimate, Effective Date December 31, 2016

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	213,000	414	192	1,318,500	3.13	21,400
Indicated	732,000	366	194	4,561,100	2.44	57,400
Measured + Indicated	945,000	377	194	5,879,600	2.60	78,800
Inferred	1,453,000	411	214	10,004,000	2.78	129,900

1.	Measured, Indicated and Inferred resource cut-off grades were 177 g/t silver equivalent at El Cubo.
2.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

3.	Metallurgical recoveries were 87.8% for silver and 84.7% for gold.

Endeavour Silver Corp.

4.	Silver equivalents are based on a 75:1 silver:gold ratio
5.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold for resource cutoff calculations.
6.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mineral Reserve Estimate

Mr. Jeff Choquette, P.E., MMSA QP, of HRC is responsible for the mineral reserve estimate presented here. Mr. Choquette is Qualified Person as defined by NI 43-101 and is independent of EDR. The mineral reserve calculation for EDR’s El Cubo Mine in Guanajuato, Mexico was completed in accordance with NI 43-101, and based on all data and information available as of December 31st, 2016. Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2016. All of the stopes are within readily accessible areas of the active mining areas. Ore is processed in the on-site mill and floatation facility capable of processing 1,600 tpd, if excess mined tonnage is produced the ore is trucked to EDR’s Bolañitos mill for processing.

HRC utilized Datamine’s Mineable Shape Optimizer (“MSO”) program to generate the stopes for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. The stopes were created based solely on Measured and Indicated resources above the calculated cutoff, which have demonstrated to be economically viable; therefore, Measured and Indicated mineral resources within the stopes have been converted to Proven and Probable mineral reserves as defined by NI 43-101. Measured and Indicated mineral resources generated from the 2D polygon resource model were also converted to mineral reserves, provided that associated grades fell above the calculated cutoff and economic viability could be demonstrated. Inferred mineral resources are classified as waste. Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen.

The mining breakeven cut-off grade was utilized in Datamine’s MSO to generate the stope designs for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. The average cut-off grade used for the El Cubo property is 177 g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 75), taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from Measured and Indicated resources after applying the economic parameters as stated Section 15.1.2, utilizing Datamine’s MSO program to generate stope designs for the reserve mine plan. The MSO stope designs are then used to design stopes on levels along with the required development for the final mine plans. Mineral reserves for the El Cubo Project have been derived and classified according to the following criteria:

•

Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For El Cubo, this applies to blocks located within approximately 10 m of existing development, and for which EDR has a mine plan in place.

•

Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economically viable and for which EDR has a mine plan in place. For the El Cubo Project, this applies to all blocks for which EDR has a mine plan in place.

The Proven and Probable mineral reserves for the El Cubo Project as of December 31, 2016 are summarized in Table 1-5. The reserves are exclusive of the mineral resources reported in Section 14 of this report.

Endeavour Silver Corp.

Table 1-5 Mineral Reserve Estimate

	Tonnes	AgEq	Ag	Ag (oz) *	Au	Au (oz) *	%
Classification	(t x 1,000)	g/t	g/t	1,000	g/t	1,000	Dilution
Proven	409.3	295	154	2,028.9	1.99	26.24	26%
Probable	452.7	280	159	2,311.1	1.71	24.85	33%
Total Proven and Probable Reserves	861.9	287	157	4,340.0	1.84	51.09	30%

1.	Reserve cut-off grades are based on a 184 g/t silver equivalent.
2.	Metallurgical Recoveries were 87.8% silver and 84.7% gold.
3.	Mining Recoveries of 95% were applied.
4.	Minimum mining widths were 0.8 meters.
5.	Dilution factors averaged 30%. Dilution factors are calculated based on internal stope dilution calculations and external dilution factors of 15% for cut and fill and 30% for long hole.
6.	Silver equivalents are based on a 75:1 silver:gold ratio.
7.	Price assumptions are $16.29 per ounce for silver and $1,195 per ounce for gold.
8.	Mineral resources are estimated exclusive of and in addition to mineral reserves.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

Conclusions and Recommendations

The QP considers the El Cubo resource and reserve estimates presented here to conform with the requirements and guidelines set forth in Companion Policy 43-101CP and Form 43-101F1 (June 2011), and the mineral resources and reserves presented herein are classified according to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards - For Mineral Resources and Mineral Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on May 10, 2014. These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the El Cubo Mines Project.

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the El Cubo Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability shall remain mineral resources. There is no certainty that all or any part of the mineral resources estimated will be converted into mineral reserves.

The QP considers that the mineral concessions in the El Cubo mining district controlled by Endeavour Silver continue to be highly prospective both along strike and down dip of the existing mineralization. The El Cubo mine has been in nearly continuous production for decades. A substantial effort combining direct underground exploration, underground drilling, and surface drilling will be necessary to sustain the mine and continually expand mineral resources and reserves. The El Cubo concessions cover at least 5 km of the trace of the vein system across the district. The Villalpando-Asunción area continues to provide the bulk of production from the mine, and is currently the focus of future mineral resource and reserve development. The Dolores vein is an important parallel structure along which new mineral resources and reserves have been added through a combination of underground development and diamond drilling.

The mine has considerable potential to develop both exploration targets close to existing operations outlined by underground drilling and those identified by surface exploration. The 2017 exploration for El Cubo is approved for 6,000 meters of drilling. The approved budget for this drilling is estimated at US $900,000 for the year.

Endeavour Silver Corp.

HRC recommends that the process of converting mineral resources into reserves from 2D polygons to 3D block models be continued. Considerable progress has been completed via this process with 22 of the 37 veins now converted into 3D block models. Additional modeling efforts should be made to define the mineralized brecciated areas as they have been an important source of economic material encountered in the current operation, and could provide additional tonnage to support the mine plan.

EDR currently utilizes the exploration drilling and chip and muck samples in their resource and reserve calculations. HRC recommends that future efforts focus on constructing block models for resource and reserve reporting utilizing only the exploration and underground drilling results. The chip and muck samples should be used to develop the production model. This will help keep data densities consistent in each modeling effort and will provide another level in the reconciliation process to compare modeling results.

Although the reconciliations conducted by EDR show good comparison between planned versus actual values, the reconciliation process should be improved to include the estimated tonnes and grade from the resource models. Because the LOM plan is compared to the plant production on a monthly basis, the actual physical location of the material mined may be different than the planned location. Due to the many stopes that are mined during a day this can only be completed on an average monthly basis due to blending of stope material into the mill. The monthly surveyed as mined areas should be created into triangulation solids and saved on a monthly basis for reporting the modeled tonnes for each month. The combination of the 3D block models and 2D and polygonal reserves makes this process difficult but considerable progress has been made during the last year to get all resources and reserves into 3D block models. The model-predicted results versus actual can then be used to determine if dilution factors need to be adjusted, or perhaps the resource modeling parameters may require adjustment if there are large variances. The mill production should be reconciled to the final concentrate shipments on a yearly basis, and resulting adjustment factors should be explained and reported.

El Cubo Mines Project 2017 Internal Update

Exploration update

In 2017, the Company spent $1.3 million on exploration activities, including drilling, at the El Cubo Project. The exploration drilling program included 6,563 m (18 drill holes) of surface drilling at the Cubo North Target (Rosita, La Conda, San Cayetano-Providencia, Villalpando North and La Fe veins, also an exploratory drill hole at the San Amado Mine area). The underground drilling program was conducted in close proximity to active mines (San Nicolas, Tuberos, San Eusebio and Villalpando (Asunción) veins) and a total of 21 underground drill holes completed with 4,460 metres. A combined 2,591 samples were submitted for analysis.

In 2018, the Company plans to conduct a surface drilling program (approximately 2,600 m of drilling) to continue evaluating the Cubo North Target (La Fé, La Conda-Santa Brigida and San Cosme Barragana veins. Planned underground drilling included 4,000 m of drilling and will focus on structures near active mining areas (Villalpando, Asunción, San Eusebio and La Loca).

Mineral resources estimation

The estimation of the mineral resource for the El Cubo mining operation is based on drillhole data constrained by geologic vein boundaries. Both, exploration and production data are used for modelling estimation and classification. The interpolation is assessed through Oridinary Kriging algorithm. The channel composite database cut-off date for mineral resource estimation was August 31, 2017. The exploration database cut-off date for mineral resource estimation was September 30, 2017.

Endeavour Silver Corp.

The Company used criteria of distance from composites and the number of samples to classify the mineral resources into measured, indicated, inferred. Measured mineral resources are those blocks with at least 16 composites, laying within a distanced no greater than 15 meters. Indicated mineral resources are these blocks estimated by at least 4 composites laying no farther than 25 meters from samples. Inferred mineral resources are those blocks, which distance to borehole composites and channel samples is greater than 50 meters.

Mineral Resources stated as at 31 of December 2017

Classification	Tonnes	Silver Equivalent	Silver		Gold
		g/t	g/t	oz.	g/t	oz.
Measured	207,100	401	184	1,225,152	2.90	19,309
Indicated	404,000	314	165	2,143,174	1.98	25,718
Measured + Indicated	611,100	343	172	3,379,348	2.29	44,992
Inferred	1,100,100	299	143	5,057,785	2.07	73,214
Notes:
1	Mineral resources are not mineral reserves and do not have demonstrated economic viability.There is no certainty that any or all part of the mineral resources will be converted into mineral reserves.
2.	Mineral resources are exclusive of and in addition to mineral reserves
3.	Resource cut-off grades are 152 g/t silver equivalent for Area II and 218 g/t silver equivalent for Area I and IV.
4.	Recoveries are 86.98% silver and 86.74% gold
5.	Mining recoveries of 90% were applied for mineral reserve estimate calculations.
6.	Minimum mining widths are 0.8 meters
7.	Dilution factor is 34.89%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 15% for cut and fill and 56% for long hole
8.	Silver equivalents are based on a 75:1 silver:gold ratio
9.	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Mineral reserves estimation

Stope designs for reporting the reserves were created utilizing the updated resources and cutoffs established for 2018.

The mining breakeven cut-off grade was utilized for defining the reserves. The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. Two average cut-off grade used for the El Cubo property: 152 g/t Ag equivalent for Area 2 and 218 g/t Ag equivalent for Areas 1 & 4. Silver equivalent grade is calculated as the silver grade in addition to gold grade multiplied by 75, taking into account gold and silver prices and expected mill recoveries.

Mineral reserves are derived from mineral resources after applying the economic parameters utilizing Datamine’s to generate stope designs for the reserve mine plan. The stope are then used to design stopes on levels along with the required development for the final mine plans. Mineral reserves for the El Cubo Mine have been derived and classified according to the following criteria:

•	Proven mineral reserves are the economically mineable part of the Measured resource for which mining and processing / metallurgy information and other relevant factors demonstrate that economic extraction is feasible. For El Cubo, this applies to blocks located within approximately 15 m of existing development, and for which EDR has a mine plan in place.

Endeavour Silver Corp.

•	Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economically viable and for which EDR has a mine plan in place. For the Cubo mine project, this is applicable to blocks located a maximum of 25-35m either vertically or horizontally from development and the drill holes data.

Mineral Reserves stated as at 31 of December 2017

Classification	Tonnes	Equivalent	Silver Ag		Gold Au
		g/t	g/t	oz.	g/t	oz.
Proven	170,800	319	184	1,010,410	1.80	9,884
Probable	316,700	312	186	1,893,883	1.68	17,106
Proven + Probable	487,500	315	186	2,915,276	1.72	26,958
Notes:
1.	Reserve cut-off grades are 152 g/t silver equivalent for Area II and 218 g/t silver equivalent for Area I and IV.
2.	Recoveries are 86.98% silver and 86.74% gold
3.	Mining recoveries of 90% were applied for mineral reserve estimate calculations.
4.	Minimum mining widths are 0.8 meters
5.	Dilution factor is 34.89%, The dilution factors are calculated based on estimates of internal dilution of cameras and external factors dilution of 15% for cut and fill and 56% for long hole
6.	Silver equivalents are based on a 75:1 silver:gold ratio
7.	Price assumptions are $17.26 per ounce for silver and $1,232 per ounce for gold

Terronera Project, Jalisco State, Mexico

On May 19, 2017, the Company filed the NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico (“Terronera PFS”) prepared by Smith Foster and Associates with an effective date of April 3, 2017 and dated May 18, 2017. With the exception of some minor changes to terms for consistency with terms used in this AIF, the below summary is a direct extract and reproduction of the summary contained in the Terronera PFS, without material modification or revision. The complete report can be viewed on SEDAR at www.sedar.com. The Terronera PFS is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare a Preliminary Feasibility Study (PFS) for the Terronera Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101). The project was formerly known as the San Sebastián Project, however, in March, 2015, Endeavour formally changed its name to the Terronera Project and, on April 30, 2015, Endeavour Silver issued a Preliminary Economic Assessment (PEA) of the Terronera Project.

Endeavour Silver Corp.

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production, Mineral Reserves, and Mineral Resources in Mexico. Since start-up in 2004, Endeavour Silver has posted numerous consecutive years of growth of its silver mining operations. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In May, 2016 Endeavour Silver acquired Oro Silver Resources Ltd. which owned the El Compas gold-silver mine property and held a five-year renewable lease on the 500tpd La Plata mineral processing plant in Zacatecas, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of April 3, 2017. The Mineral Resource and Mineral Reserve Estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and definitions, as required under NI 43-101 regulations.

In this report, the term San Sebastián Property refers to the entire area covered by the mineral concessions, while the term Terronera Project refers to the area within the mineral concession and separate surface lands on which the current exploration programs and proposed mining, processing, and tailings storage will be conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages.

Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The Qualified Persons (QPs) responsible for this report do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in this report reflect the QPs best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Mineral Reserve Estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, and the QPs conclusions and recommendations.

Location and Property Description

San Sebastián del Oeste (San Sebastián) is an historic silver and gold mining district located in southwestern Jalisco State, approximately 155 km southwest of Guadalajara and 40 km northeast of Puerto Vallarta, accessible by paved and gravel roads. One small, high grade, underground silver-gold mine, La Quiteria (130 tonnes per day - tpd), continues to operate in the district. The San Sebastián Properties acquired by Endeavour Silver surround the La Quiteria mine and represent a new, district-scale, silver-gold exploration opportunity for the company.

Ownership

In February, 2010, Endeavour Silver acquired an option to purchase the San Sebastián silver-gold Properties in Jalisco State from Industrias Minera México S.A. de C.V. (IMMSA), also known as Grupo Mexico, one of the largest mining companies in Mexico.

Endeavour Silver Corp.

Endeavour Silver holds the Terronera Project through its 100% owned Mexican subsidiary, Endeavour Gold Corporation S.A. de C.V. (Endeavour Gold). Endeavour Gold holds the Project through its 100% owned subsidiary Minera Plata Adelante S.A. de C.V. (Minera Plata).

At present, the Terronera Project is comprised of 13 mineral concessions totaling 6,159 hectares (ha) and certain surface lands upon which mining surface operations, mineral processing, and tailings and waste rock storage are proposed to occur. The core group of 10 concessions totaling 3,388 ha were owned by IMMSA. These concessions cover the main area of the known mining district. In 2013, Endeavour Silver completed the acquisition of a 100% interest in the San Sebastián Properties from IMMSA. IMMSA retains a 2% NSR royalty on mineral production from the properties.

In 2012, Endeavour Silver also filed and received title for 2 concessions (San Sebastián FR. 1 and FR. 2) totaling 2,078 ha. Additionally, in 2013, Endeavour Silver filed a total of 7 concessions (San Sebastian 12, San Sebastian 13, San Sebastian 14, San Sebastian 15, San Sebastian 16, San Sebastian 17 and San Sebastian 18) totaling 4,163 ha. Titling of these concessions is still pending, with the exception of San Sebastian 17 which is already titled (693 ha).

The annual 2016 concession tax for the San Sebastián Properties was 4,485,679 Mexican pesos (pesos), which is equal to US $224,283 at an exchange rate of 20 pesos to US $1.00 dollar.

History

Although the San Sebastián silver and gold mines were first discovered in 1542, and there were several periods of small-scale mining over the last 450 years, the only significant modern exploration in the district was carried out by IMMSA in the late 1980’s and early 1990’s.

According to Southworth in his 1905 volume on Mexican mining, “These veins have been mined for more than three centuries, and the production has been enormous. Many exceptionally rich bonanzas have been extracted, with the aggregate production totals many millions.” However, while this may have been the case, the data available appear to suggest that this mining district was a minor silver producer when compared to the more well-known districts which have been among the world class producers.

Ramirez, in his 1884 volume entitled “Noticia Histórica de la Riqueza Minera De Mexico Y de Su Actual Estado de Explotación or Historical News of the Mineral Wealth of Mexico” does not appear to mention the Sebastián del Oeste region as a major past or current producing district. Even the Consejo de Recursos Minerales 1992 Monograph for the State of Jalisco has no production records for the San Sebastián mining district and only briefly mentions the district and some of the more well-known veins.

As is the case with many mines in Mexico which were owned by individuals or corporations, the historical production records have not survived the revolutions, passing of the individual owners, closing of the mines, corporate failure, or government seizure of assets. Therefore, the exact silver production is unknown.

Geology and Mineralization

The San Sebastián Properties (5,466 ha) cover a classic, low sulphidation, epithermal vein system in four mineralized vein sub-districts named Los Reyes, Santiago de los Pinos, San Sebastián and Real de Oxtotipan. Each sub-district consists of a cluster of quartz (calcite, barite) veins mineralized with sulphide minerals (pyrite, argentite, galena and sphalerite). Each vein cluster spans about 3 km by 3 km in area. In total, more than 50 small mines were developed historically on at least 20 separate veins.

Endeavour Silver Corp.

The San Sebastián veins tend to be large and can carry high grade silver-gold mineralized deposits. For example, the La Quiteria vein ranges up to 15 m thick, and the Santa Quiteria mine averages about 280 g/t silver and 0.5 g/t gold over a 3 m to 4 m width. This high grade mineralized zone appears to extend into the San Sebastián Properties both along strike and immediately down dip.

Exploration Program

2010 Exploration Program

In 2010, Endeavour Silver commenced exploration activities on the Terronera Project. Initial work mainly included data compilation, field mapping and sampling. A total of US $325,600 (including property holding costs) was spent on exploration activities on the Terronera Project.

2011 Exploration Program

In 2011, exploration activities continued on the Terronera Project and included geological mapping, rock chip sampling, topographic surveying and diamond drilling.

A total of US $2.25 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2011.

2012 Exploration Program

In 2012, exploration activities continued on the Terronera Project, primarily involving surface diamond drilling.

A total of US $3.46 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2012.

2013 Exploration Program

In 2013, exploration activities continued on the Terronera Project. Follow-up surface diamond drilling continued in the Terronera Vein area. Also, geological mapping, trenching and sampling was conducted in the Terronera South and Quiteria West areas.

A total of US $3.94 million (including property holding costs) was spent on exploration activities on the Terronera Project in 2013.

2014 Exploration Program

The 2014 exploration program included 6,250 m of core in approximately 20 surface diamond drill holes to delineate resources on the Terronera Vein.

The field activities included detailed mapping and trenching, mainly focused to the south and northern part of Terronera, and also the west part of Quiteria West Vein.

Endeavour Silver spent US $1.55 million mainly on diamond drilling.

Endeavour Silver Corp.

2015 Exploration Program

In 2015, Endeavour Silver continued its drilling program on the Terronera property. Endeavour Silver’s objective for the drilling campaign was to continue defining the mineralized body and to expand upon Mineral Resources identified in the 2012-2014 drill programs. Endeavour Silver completed a total of 6,133 m in 27 surface diamond drill holes at the Terronera Project in 2015 and was successful in meeting its objectives for the 2015 drilling program.

Endeavour Silver spent US $1.76 million mainly on diamond drilling.

2016 Exploration Program

Endeavour Silver continued its drilling program on the Terronera property in 2016. The aim of the 2016 drilling program was to continue infill drilling within the Terronera Vein system and conduct exploration drilling on the La Luz Vein, located about 2,200 m northeast of the Terronera Vein. Endeavour Silver completed a total of 5,670 m in 19 surface diamond drill holes at the Terronera Project in 2016.

Endeavour Silver spent US $3.3 million mainly on diamond drilling.

2017 Exploration Program

Exploration and definition drilling is ongoing at the Terronera property and at the time of this report results for four drill holes on the Terronera Vein and seven drill holes on the La Luz vein have been received.

2013 Mineral Resource Estimate

The Mineral Resource Estimate discussed in the Technical Report Audit of the Mineral Resource Estimate for the San Sebastian Project dated March 27, 2014 was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this Mineral Resources Estimate is December 31, 2013.

2017 Mineral Resource and Mineral Reserve Estimates

The Mineral Resource and Mineral Reserve Estimates presented in this PFS were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014. The effective date of the Mineral Resource and Mineral Reserve Estimates is April 3, 2017.

Cut-off Grade

The cut-off grade selected by Endeavour Silver for the Mineral Resource Estimate and Mineral Reserve Estimate is 150 g/t silver equivalent (AgEq).

See Section 14.12 for AgEq cut-off details based on prices of US $18/oz silver and US $1,250/oz gold,.

Endeavour Silver Corp.

A summary of the Mineral Resource at a cut-off grade of 150 g/t AgEq is given in Table 1.1.

Table 1.1 Summary of the Terronera Mineral Resource at a Cut-off Grade of 150 g/t AgEq

Class	Tonnes (‘000’s)	Au g/t	Au k oz	Ag g/t	Ag k oz	AgEq g/t	AgEq k oz
Indicated	3,959	2.18	277	232.4	29,530	384.8	48,920
Inferred	720	1.48	34	308.9	7,153	412.5	9,533

1.

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

2.

The Inferred Mineral Resource in this estimate has a lower level of confidence than that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

3.	The Mineral Resources in this report were estimated using the CIM Definition Standards for Mineral Resources and Mineral Reserves.
3.	AgEq g/t = Ag g/t + (Au g/t x 70)
4.	Historical mined areas were depleted from the Terronera Vein wireframe

A summary of the Mineral Reserve at a cut-off grade of 150 g/t AgEq is given in 1.2.

Table 1.2 Summary of the Mineral Reserve at a Cut-off Grade of 150 g/t AgEq*

Classification	Tonnes (‘000’s)	Ag g/t	Au g/t	AgEq g/t	Ag oz (‘000’s)	Au oz (‘000’s)	AgEq oz (‘000’s)
Probable	4,061	207	1.95	344	27,027	255	44,877

*See Section 15.1 for Mineral Reserve cut-off details

Mineral Processing and Metallurgical Testing

Resource Development Inc. (RDi) conducted locked and open cycle flotation testing for the Terronera Project at its metallurgical testing facility in Wheat Ridge, Colorado. The primary objectives of the test program were to develop the levels of recovery and final concentrate characteristics.

A process comprised of a flotation circuit and cyanidation of a high grade cleaner scavenger (CST) tail flotation product was selected. The locked cycle flotation data developed indicate that production of a high grade gold and silver bearing second cleaner concentrate followed by cyanide leaching of the CST flotation product will enhance the precious metals overall recovery.

The flow sheet developed for Terronera includes two stage crushing coupled with closed circuit grinding to achieve a relatively coarse flotation feed grind size of 80 percent passing 200 mesh (75 microns).

Endeavour Silver Corp.

The PFS is based on a 1,000tpd throughput in Years 1 and 2 expanding to 2,000tpd in Year 3. The project will produce a high grade concentrate and transport the CST flotation product to an off-site facility to be leached by others. The expected overall levels of recovery are:

•	Gold 74.71 percent
•	Silver 87.02 percent

Further studies are recommended to upgrade the process plant feed, lower the grinding costs, and increase process recoveries.

Mining Methods

The principal mining method selected is mechanized cut and fill using trackless underground equipment, including scooptrams, haulage trucks and electric-hydraulic drill jumbos. The average mining width is estimated to be 4.4m and stope lifts will be mined from the bottom up.

A geomechanical study was carried out which included a geomechanical and hydrogeological site investigation program, domain definition, underground mine design input, and a groundwater inflow estimate. The recommendations from this study were implemented in the mine plan.

Recovery Methods

The mineral processing facility design throughput is 1,000 dry mtpd equivalent to 342,000 dry mtpy for Years 1 and 2 and 2,000 dry mtpd equivalent to 684,000 dry mtpy from Year 3. The life-of-mine (LOM) for the project is estimated at 7 years.

The project comprises the following processing circuits:

•	Crushing plant (two stage - closed circuit)
•	Fine ore storage
•	Primary single grinding mill
•	Flotation Stages
o	Rougher & Scavenger
o	Two stage cleaning & Scavenger
•	Concentrate & CST sedimentation and filtration
•	Concentrate & CST storage and shipping
•	Tailings sedimentation
•	Reclaimed and fresh water systems
•	Filter plant
•	Dry stack filtered tailings storage facility (TSF)

Power will be provided by on-site generators in Year 1 and by CFE via a new 115kV power line beginning Year 2.

Fresh water will be pumped from the U/G mining operations to a fresh water tank and fed by gravity to the process plant, fire water system, potable water system, and water trucks.

Environmental Studies, Permitting, and Social Impact

The Terronera Project submitted in December, 2013 a Manifest of Environmental Impact (MIA) to the Mexico environmental permitting authority known as SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales).

Endeavour Silver Corp.

A SEMARNAT permit for the Terronera Project was issued in October, 2014 for a 500tpd project with tailings reporting to a traditional slurry deposit.

In February, 2017 a modified MIA application was issued by SEMARNAT to expand the proposed process rate to up to 1,500 tpd and to establish that the tailings storage facility would be developed as a filtered tailings storage.

A further modified MIA application to expand the Terronera process rate to 2,000 tpd will be developed and submitted to SEMARNAT at a future date in anticipation of the proposed 2,000 tpd process phase for the project.

The Terronera Mine project will be required to be designed to comply with the environmental regulations and standards in place in México. The mining infrastructure and supporting facilities will need to be designed so as to minimize the impact to the natural environment.

Mexican law requires that an environmental monitoring program of surface and underground water, creek sediments, soil, air, vegetation and wildlife conditions be implemented. The current SEMARNAT regulatory objective is to limit transmission of contaminants such that pre-mining environmental conditions are maintained downstream of the permitted mine perimeter. This program will be required before and during mining operations and after mine closure.

The Terronera Mine tailings storage facility (“TSF”) will be designed to store filtered tailings, or “drystack” tailings, to minimize downstream contamination risk and to maximize geotechnical stability in the seismically active coastal area of western Mexico. The conceptual Terronera TSF design will accommodate approximately 2.0 million m3 of compacted tailings which provides a storage capacity, at process rates of 1,000tpd (Years 1 and 2) and 2,000tpd (Year 3 onwards), for the 7 years’ mine life plus 3 more years at 2,000tpd should the mine life be extended.

Capital and Operating Costs

The Terronera Project has an estimated initial capital cost of US$69.2 million. The estimated capital cost to expand to 2,000tpd in Year 3 is US$35.4million.

Average operating costs over the LOM of US$42.8 per tonne for mining, US$17.8 per tonne for processing, and US$6.9 per tonne for General and Administration were developed and estimated from first principles using unit labour and materials costs from Endeavour Silver’s current mine and process plant operations in Mexico.

Economic Analysis

This Technical Report contains forward-looking projected mine production rates, development schedules, and estimates of future cash flows that involve known and unknown risks, uncertainties, and other factors that may affect the actual results. These forward-looking projections, however, are based on assumptions the QPs believe are reasonable.

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan. The metal prices assumed in the base case are US$18/oz silver and US$1,260/oz gold.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance.

Endeavour Silver Corp.

Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, NPV, and IRR.

The Terronera Project key financial indicators for the base case are as follows:

•	After-tax rate of return 21.2%
•	Project payback period 4.3 years
•	After-Tax Net Present Value (5% discount) of US$78,105,000

These key indicators describe a project whose base case is financially viable and which has considerable upside potential should metal prices improve or operating costs decrease.

Ag Price	Au Price	IRR	NPV	Payback Period
US$16/oz	US$1,120/oz	14%	US$40.5m	5.1 years
US$18/oz Base Case	US$1,260/oz	21%	US$78.1m	4.3 years
US$20/oz	US$1,400/oz	28%	US$112.4m	3.8 years

Conclusions and Recommendations

The Terronera Mineral Resource and Mineral Reserve Estimates presented conform to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

The project is subject to technical, legal, environmental, and political risks that are similar to the risks faced by Endeavour Silver on its current operations in Mexico. The QPs consider these risks to be manageable and should not have an adverse effect on the continued development of the Terronera Project.

Based on a review of the Terronera Project and the encouraging results thus far, it is recommended that Endeavour Silver:

•	Continue exploratory drilling nearby mineralized bodies to extend the mine life

•	Investigate the inclusion of an HPGR crusher as the tertiary crusher to give the lowest energy requirement for size reduction. Estimated cost US$25,000

•	Investigate the flotation of a bulk concentrate at a coarse grind using Hydrofloat to increase recoveries, provide savings in grinding, and enhance the stability of the TSF. Estimated cost US$45,000

•	Evaluate ore sorting techniques to upgrade the mill feed. Estimated cost US$5,000

•	Optimize the grinding circuit. Estimated cost US$35,000

Endeavour Silver Corp.

•	Conduct more detailed analyses based on additional or updated data for the deposit in order to support the next stage of engineering. Additional data requirements include:

•	Creating a 3D lithological model. Estimated cost US$25,000

•	Creating a 3D structural model. Estimated cost US$25,000

•

The rock mass characteristics in the immediate vicinity of the crown pillar and to the east of the Arroyo Fault zone should be better defined during the next phase of design or during the early stages of mining. Estimated cost US75,000 plus drilling

•	Additional geomechanical logging should be completed to better define difference in structural trends around KP16-02. Estimated cost US$25,000

•

Additional hydrogeological data should be collected if the project economics or operating conditions are sensitive to the groundwater conditions and groundwater inflow estimate. For example, the completion of additional packer testing and the installation of additional vibrating wire piezometers could be used to refine the hydrogeological characterization and evaluate the potential for spatial variability. Estimated cost US$150,000

•	The groundwater pore pressure data from the vibrating wire piezometers should be recorded and reviewed on a regular basis. Estimated cost US$15,000

•

Update the domain definition, stability analyses, recommendations, and groundwater inflow estimate to account for the results of the additional data inputs and any changes to underground mine plan. Any significant changes to the mine plan should be reviewed from a rock mechanics perspective

•	Advance the current preliminary TSF area design, associated hauling accessways, and tailings delivery infrastructure to construction design level in conjunction with the feasibility level analysis.

•	Refer to Table 16.2 for preliminary ground support recommendations for cut and fill stopes

Environmental

Amec Foster Wheeler recommends that, as the Terronera Project moves through its study and development process, timely applications that support the Proposed Project Schedule be submitted for all permits and approvals required in Mexico for mining developments as described in Section 20.

Further Studies

Given the risk-mitigating features of the Terronera Project and the positive results of the economic analysis, the QPs consider the project is ready to proceed to Feasibility Study.

The recommended budget to prepare a Feasibility study is US$1,200,000.

Endeavour Silver Corp.

El Compas Project, Zacatecas State, Mexico

On May 11, 2017, the Company filed the NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico (“El Compas PEA”) prepared by Smith Foster and Associates with an effective date of March 27, 2017 and dated May 11, 2017. With the exception of some minor changes to terms for consistency with terms used in this AIF, the below summary is a direct extract and reproduction of the summary contained in the El Compas PEA, without material modification or revision. The complete report can be viewed on SEDAR at www.sedar.com. The El Compas PEA is incorporated by reference in its entirety into this AIF.

Executive Summary

Introduction

Endeavour Silver Corp. (Endeavour Silver) commissioned Smith Foster & Associates Inc. (SFA) to prepare a Preliminary Economic Assessment (PEA) for the El Compas Project compliant with Canadian Securities Administrators (CSA) National Instrument 43-101 (NI 43-101).

Endeavour Silver is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. Endeavour Silver is focused on growing its production and Mineral Reserves and Mineral Resources in Mexico. Since start-up in 2004, Endeavour Silver has posted numerous consecutive years of growth of its silver mining operations. Endeavour Silver owns and operates the Guanaceví Mine located in the northwestern Durango State, and the El Cubo and Bolañitos Mines, both located near the city of Guanajuato in Guanajuato State, Mexico. In May, 2016 Endeavour Silver acquired Oro Silver Resources Ltd. which owned the El Compas gold-silver mine property and held a five-year renewable lease on the 500tpd La Plata mineral processing plant in Zacatecas, Mexico. This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), and its Companion Policy 43-101 CP, as amended by the CSA and which came into force on June 30,2011.

This report has an effective date of March 27, 2017. The Mineral Resource Estimate reported in this report complies with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards and definitions, as required under NI 43-101 regulations.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals, and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP’s do not consider such errors to be material to the calculations presented herein.

The conclusions and recommendations in this report reflect the QP's best independent judgment in light of the information available at the time of writing.

Summarized briefly below is key information in the report, including property description and ownership, geology and mineralization, the status of exploration and development, Mineral Resource and Mineral Reserve Estimates, mineral processing and metallurgical testing, environmental studies and permitting, capital and operating costs, economic analysis, and the QP’s conclusions and recommendations.

Endeavour Silver Corp.

Location and Property Description

The 3,990 hectare El Compas property is located in the southern portion of the state of Zacatecas, Mexico. The El Compas Project comprises a mine site to the south of Zacatecas city and a plant site to the north of the city. The two sites are connected by 20km of gravel road and each site is close to paved roads that connect that site to Zacatecas city.

The state of Zacatecas constructed the La Plata processing plant in 2012/13 to service local small miners in the area. The plant operated for 13 months before closing in October, 2014. The plant is leased to Endeavour Silver on the basis it will accept up to 20% of the feed for the plant on a toll basis from local small miners.

Ownership

On May 30, 2016 Endeavour Silver completed the acquisition of Oro Silver Resources Ltd., a wholly-owned subsidiary of Canarc Resource Corporation (Canarc), which held the El Compas gold-silver mine property and a five-year renewable lease on the 500tpd La Plata mineral processing plant.

The project is comprised of 28 concessions fully permitted for mining. Of these, 22 concessions are subject to a 1.5% net smelter return royalty, while 6 concessions are subject to a 3.0% NSR royalty.

History

The mining district of Zacatecas was mined from 1570 to the start of the Mexican Revolution in 1910. Most of the mining in this period was by small-scale shaft excavations. Several mining companies explored the area from the mid -1990’s to the present.

In 2005, Minera Hochschild de Mexico S.A. de C.V. (MHM) carried out an extensive exploration program focused mainly on the El Compas vein system. The program identified numerous targets characterized by north and northwest trending mineralized veins and faults of which eight were tested by diamond drilling. A total of twenty holes totaling over 5,516m were drilled. Significant gold and silver grades were found at depth in many of the target structures, including 15.2 g/t Au and 155 g/t Ag over 1.05m from the El Compas 4 Vein, located 1.4km southeast of the El Compas Vein.

An initial Mineral Resource Estimate for the El Compas deposit was completed in 2011 by SRK Consulting and, in 2016, Mining Plus Canada Consulting Ltd. prepared an updated Mineral Resource Estimate for Canarc.

Local small miners supplied the La Plata processing plant with mill feed during the time it operated from September, 2013 to October, 2014. No details of the amounts mined or processed are on record.

Geology and Mineralization

The Zacatecas mining district is located at the transition of the Sierra Madre Occidental and Mesa Central physiographic provinces in north-central Mexico and is marked by the north-west striking Rio Santa Maria fault system. The district covers a belt of Tertiary aged epithermal vein deposits that contain silver, gold and base metals including copper, lead and zinc. The dominant structural features that localize mineralization are of Tertiary age, and are interpreted to be related to the development of a volcanic center with subsequent caldera development and north-westerly trending basin-and-range structures.

The veins at El Compas strike predominantly north and north-west and are hosted partly in volcanic and sedimentary rocks of the Chilitos formation and partly in overlying volcanic rocks of the La Virgen formation.

Endeavour Silver Corp.

The Compas and Orito veins have the characteristics of a low sulfidation epithermal vein system. They occur in a region characterised by numerous, high silver-grade intermediate sulfidation epithermal vein systems.

Exploration Program

From the mid 1990’s until the present a number of companies have explored the Orito district. District-wide surface exploration in 2005 by Minera Hochschild de Mexico S.A. de C.V. (MHM) identified numerous targets characterized by north and/or north-west trending mineralized veins and faults, eight of which were tested by diamond drilling. In total 5,516m of drilling in 20 NQ holes were completed. Results of the drilling confirmed the presence of significant gold and silver grades at depth in a number of the target structures tested.

From November, 2007 to August, 2013, Oro Silver completed three phases of a diamond drill program. The objectives of this program were to expand the Compas and Orito Mineral Resource Estimates where they were still open, upgrade Inferred Mineral Resources to the Indicated Mineral Resource category by infill drilling, confirm the continuity of grade and thickness in areas of higher grade mineralization with close spaced drilling and, finally, to test the El Compas and other veins for higher grade gold and silver mineralization at significantly deeper levels than in the past.

The results from both MHM and Oro Silver drilling were utilized in the current Mineral Resource Estimate after drilling by Endeavour Silver verified the earlier drilling.

In late 2016, Endeavour Silver drilled 5,306m over 21 drill holes on the Ana Camila vein, a splay of the Orito vein located about 550m southeast of Orito. This drilling is exploratory in nature and Endeavour Silver has outlined a new high-grade, south plunging mineralized zone over 250m long by 100m deep, starting approximately 100m below surface and still open to surface and at depth and it has not been added to the Mineral Resource Estimate that is part of this 43-101 report.

Mineral Resource Estimate

The Mineral Resource Estimate presented herein is reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101 and has been estimated in conformity with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)Definition Standards for Mineral Resources and Mineral Reserves prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on November 27, 2010. The effective date of this Mineral Resource Estimate is March 27, 2017.

The Mineral Resource Estimate was derived from applying a150 g/t AgEq cut-off grade to the block model and reporting the resulting tonnes and grade for potentially mineable areas.

Mineral Resource Cut-off Grade

The cut-off grade selected by Endeavour Silver for reporting the Mineral Resource Estimate is 150 g/t silver equivalent (AgEq), using a 70:1 Au to Ag ratio based on prices of US $18/oz silver and US $1,225/oz gold, with no base metal credits applied.

A summary of the Mineral Resource at a cut-off grade of 150 g/t AgEq is given in Table 1.1. Cut-off details are available in Section 14.12

Endeavour Silver Corp.

Table 1.1 Summary of the El Compas Mineral Resource Estimate at a Cut-off Grade of 150 g/t AgEq

Classification	Tonnes (000s)	Ag gpt	Au gpt	AgEq gpt	Ag oz (000s)	Au oz (000s)	AgEq oz (000s)
Indicated	148.4	104	7.31	616	495	34.9	2,939
Inferred	216.8	76	5.38	453	527	37.5	3,158

(1)	CIM definitions were followed for Mineral Resource Estimates
(2)	Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t AgEq cut-off grade and inverse distance cubed grade interpolation.
(3)	AgEq is calculated using the formula: AgEq= Ag g/t + (70*Au g/t).
(4)	For the purpose of Mineral Resource estimation, assays were capped between 15 to 60 g/t for Au and between 150 to 700 g/t for Ag.
(5)	Metal prices for the Mineral Resource Estimate are: US$18.00/oz Ag and US$1,225/ oz Au.
(6)	A bulk density of 2.99 tonnes/m3 has been applied for volume to tonnes conversion.
(7)	Grade model blocks are 1.25m x 2.5m x 2.5m
(8)	Mineral Resources are estimated from the 2,400m El to the 2,250m El, or from surface to approximately 150 m depth.
(9)	Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
(10)	A small amount of the Mineral Resource was historically mined in the upper portion of the Compas Vein and this material has not been included in the Mineral Resource Estimate.
(11)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

(12)

The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.

Mineral Processing and Metallurgical Testing

Endeavour Silver contracted RDi to undertake metallurgical testwork with the primary objective of producing a saleable combined gravity and flotation concentrate. This would result in minimum capital to upgrade the existing process plant leased from the state government in Zacatecas, Mexico.

The testwork results indicate that a saleable gravity plus flotation concentrate can be produced with reasonable recoveries. The metal recoveries recommended for the economic model are 83.5% gold and 73% silver.

Mining Methods

The mine access portal is located in the wall of a nearby quarry just southwest of the Compas Vein. The development schedule focuses on critical-path development required to start development of the Compas Vein, and delays the non-critical path Orito Vein development.

Captive cut and fill mining is the proposed mining method for both the Compas and Orito Veins. Mine dilution is estimated to be 12%, represented by an approximate 30cm thick skin around the mining outline.

Endeavour Silver Corp.

Dilution grades were estimated within this 30cm skin. Mine dilution and extraction was applied to stope mineable tonnes only.

A conceptualized captive cut and fill mining method plan has been laid out to extract the deposit using in-stope micro scooptrams and hand-held pneumatic drills. Primary access to the mineral deposit will be via a 535m long trackless haulage ramp, from the portal, at the 2265m elevation. The Compas and Orito Vein mineralization are connected by a 407m long haulage ramp.

Multiple working faces can be accessed by mining a number of stope lifts at the same time via up-and-down ramps constructed in the stopes on the backfill. There are an estimated 48 - 3m high lifts at the Compas Vein and 38 – 3m high lifts at the Orito Vein. Mining advances from the bottom up.

Fresh air enters the mining areas through the service raises in each mining area and also through the portal.

There is a total life-of-mine (LOM) 4,536m of mine and stope development planned.

The mineralized material to be mined in the mine plan totals 300,000 tonnes, containing 829,000 oz silver and 61,000 oz gold for 5,099,000 oz AgEq as shown in Table 1.2.

Table 1.2 Summary of the Mineralized Material to be Mined

	Tonnes				Ag oz	Au oz	AgEq oz
	(‘000’s)	Ag g/t	Au g/t	AgEq g/t	(‘000’s)	(‘000’s)	(‘000’s)
Indicated	114	99	6.81	576	363	25	2,113
Inferred	186	78	5.99	497	466	36	2,986

(1)	P&E Mining Consultants Inc. estimated diluted and extractable Mineralized Material to be mined using a cut-off grade of 200 g/t silver equivalent and employing captive cut and fill mining methodology.
(2)	Mining extraction was estimated at 95% and dilution was calculated at an average of 12%

Recovery Methods

The treatment of the El Compas process plant feed will be performed at the La Plata processing facility located 20 km from the mine. The process plant will be modified to produce a single gold-silver concentrate which would be sold to smelters or refineries. The process flowsheet will consist of conventional comminution, gravity and froth flotation.

Endeavour Silver will upgrade the existing plant so that it can safely and reliably process 250tpd of mill feed averaging ± 5 g/t Au and ± 96 g/t Ag.

The projected recoveries of gold and silver based on open-circuit rougher and cleaner flotation tests are 83.5% and 73%, respectively. The cleaner concentrate grade will be 868 g/t Au and 12,095 g/t Ag.

Endeavour Silver Corp.

Environmental Studies, Permitting, and Social Impact

A Manifestación de Impacto Ambiental (MIA) for the El Compas Project was reviewed and approved by SEMARNAT in September, 2014. In an updated approval issued in March, 2016, the processing plant and tailings facility were removed from the MIA approval, as it was identified that Endeavour Silver would rely on leased existing facilities. This relieves Endeavour Silver of environmental and permitting liabilities associated with the processing and tailings management.

The processing plant and tailings facility are owned by the Zacatecas state government and collectively are known as the “La Plata” facility. The facility is operated by a trust called the Fideicomiso Público de Promoción y Desarrollo Minero. SEMARNAT approved MIA for the “La Plata” facility in July, 2012.

Another important piece of environmental legislation is the Ley General de Desarrollo Forestal Sustentable (LGDFS). Article 117 of the LGDFS indicates that authorizations must be granted by SEMARNAT for land use changes to industrial purposes. An application for change in land use or Cambio de Uso de Suelo (CUS), must be accompanied by a Technical Supporting Study (Estudio Técnico Justificativo, or ETJ).

The CUS application for the El Compas Project, accompanied by an ETJ, was reviewed and approved by SEMARNAT in June, 2013. Similarly, the “La Plata” facility received its approved CUS in March, 2013. The existing tailings storage facility (TSF) was previously designed, constructed, and operated for a limited time by others. The TSF will be modified to suit the requirements of El Compas, which include storing tailings for 4 years at a milling rate of 250 tonnes per day (tpd). The total capacity in the TSF is approx. 365,000 tonnes of tailings.

Knight Piésold Ltd. (KP) developed the concept for tailings and water management in the TSF using the existing facilities. The tailings management concept utilizes upstream embankment expansions with fill and coarse drained tailings as construction materials placed and compacted in the upstream embankment zone.

Capital and Operating Costs

The El Compas Project has a total estimated capital cost of US$10million. The process plant upgrade costs are based on firm quotes from qualified local contractors and all estimates were prepared by engineers and construction personnel with direct experience on recent mine projects in Mexico. Operating costs of US$70 per tonne for mining, US$26 per tonne for processing, and US$14per tonne for General and Administration were estimated using unit rates and costs for labour, material, and equipment taken from the current mine and plant operations of Endeavour Silver and electrical supply costs from the Commission Federal de Electricidad (CFE).

Economic Analysis

An economic analysis utilizing a pre-tax and after-tax cash flow financial model was prepared for the base case mine plan.

The metal prices assumed in the base case are US$18/oz silver and US$1,260/oz gold.

The Mexico tax policies for mining changed effective January 1, 2014. An overriding royalty on gross revenues, after smelter deductions, of 0.5% applies to precious metal mines (gold, silver and platinum). A new Special Mining Duty of 7.5% is levied on earnings before income tax and depreciation allowance. Corporate income taxes of 30% are applied to earnings after the usual allowable deductions for depreciation, loss carry-forwards etc. The Special Mining Duty and the over-riding royalty are also deductible for the purpose of calculating corporate income tax. The financial model incorporates these taxes in computing the after-tax cash flow amounts, NPV, and IRR.

Endeavour Silver Corp.

The El Compas Project key financial indicators for the base case are as follows:

•	After-tax rate of return 42.1%

•	Project payback period 2.1years from start of production

•	After-Tax Net Present Value (5% discount) of US$12,598,000

These key indicators describe a project whose base case is financially viable and which, as the sensitivity analysis in Table 1.3 demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve

Table 1.3 Base Case After-Tax NPV and IRR Sensitivities

	Operating Costs		Initial Capital		Metal Prices
Variance	NPV (5%)	IRR	NPV (5%)	IRR	NPV (5%)	IRR
-20%	$16.3	52.7%	$14.5	55.5%	$4.1	17.6%
-10%	$14.5	47.4%	$13.6	48.2%	$8.4	30.2%
Base Case	$12.6	42.1%	$12.6	42.1%	$12.6	42.1%
10%	$10.5	35.8%	$11.6	36.9%	$16.4	52.1%
20%	$8.4	29.5%	$10.7	32.4%	$20.2	61.8%

(1)

The PEA economic analysis is preliminary in nature in that it is based on production schedules that include Inferred Mineral Resources, which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized or that Inferred Mineral Resources will ever be upgraded to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

Conclusions and Recommendations

The El Compas Mineral Resource Estimate presented here conforms to the current CIM Definition Standards for Mineral Resources and Mineral Reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” The estimation approach and methodology used is reasonable and appropriate based on the data available.

There are no known significant technical, legal, environmental, or political considerations which would have an adverse effect on the Mineral Resource Estimate or the continued exploration and development of the El Compas Property.

The QP’s conclude that the economic analysis of the El Compas Project is based on sound inputs and cost estimates that take significant risks out of the project and provide a reliable basis for quantifying the key financial indicators of the project and for examining the project’s most critical sensitivities.

These key indicators describe a project whose base case is financially profitable and which, as the sensitivity analysis demonstrates, has considerable upside potential should the size of the deposit increase or metal prices improve.

Endeavour Silver Corp.

The QP’s conclude that, given the many positive features of the project, the manageable risks, and Endeavour Silver’s record of successfully developing similar projects in Mexico it is reasonable for Endeavour Silver to make a production decision on the basis of this PEA. Such a decision should be subject to Endeavour Silver obtaining an explosives permit and obtaining clarity by the state on its new Revenue Tax.

The QP’s recommend that Endeavour Silver:

•	Continues exploratory drilling nearby mineralized bodies to extend mine life and possibly increase the mine production rate

•	Considers long hole or mechanized mining methods in certain areas of the mine that may improve economics

•	Carries out additional locked-cycle testing to further enhance gold and silver recoveries

•	Completes geotechnical testing on additional tailings samples to confirm the material properties and suitability as a construction material for the tailings embankment

•	Continues to meet with the state Government to clarify and confirm the amount of the new Environmental Tax applicable to El Compas

•	Complies fully with all existing permit conditions

•	Applies for an explosives permit

Should Endeavour Silver make a production decision on the basis of this PEA, the QP’s stress that such a decision will not be based on a Pre-Feasibility Study or Feasibility Study stating Mineral Reserves demonstrating economic and technical viability and caution that historically such projects have a much higher risk of economic or technical failure.

The QP’s recommend that any development of El Compas be engineered, constructed, and operated in accordance with this PEA and subsequent technical studies.

Parral Properties

In October 2016, the Company acquired a 100% interest in the Parral properties located in the historic silver mining district of Hidalgo de Parral in southern Chihuahua state, Mexico. SGM, the Mexican Geological Survey, estimates historic production of approximately 250 million ounces (oz) of silver from this district. The properties cover 3,432 hectares, across three large properties, Veta Colorada, La Pamilla and San Patricio. These properties are accessible by paved highway and a well maintained gravel road only five kilometres north of the city of Hidalgo Del Parral. The area has excellent infrastructure including grid power, water, labour, services and three nearby 500 tonne-per-day plants. Historical drilling and sampling has shown La Palmilla property has strong potential to discover low-grade mineralization amenable to open pit mining, while all properties have excellent potential to discover new high-grade resources in under-explored areas along strike of Veta Colorada, San Patricio, Palmilla and numerous other veins on the properties. Some of these large veins have been traced for over eight kilometres. Land access agreements are already in place for exploration.

Endeavour Silver Corp.

ITEM 5:	DIVIDENDS

5.1	Dividends

The Company has not declared any dividends during the past three fiscal years ended December 31, 2017. The Company otherwise has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Company’s authorized share capital is comprised of an unlimited number of common shares without par value. All common shares of the Company rank equally as to voting rights, dividends and participation in the distribution of assets upon dissolution, liquidation or winding-up and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Company.

The following table provides a summary concerning the Company’s share capital as of December 31, 2017:

December 31, 2017
Authorized share capital	Unlimited number of common shares without par value
Number of shares issued and outstanding	127,488,410 common shares without par value

As at February 22, 2018, the Company has 127,488,410 common shares issued and outstanding.

6.2	Constraints

The Company is not aware of any constraints imposed on the ownership of its securities to ensure that the Company has a required level of Canadian ownership.

6.3	Ratings

The Company is not aware of any ratings, including provisional ratings, from rating organizations for the Company’s securities that are outstanding and continue in effect.

ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”.

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2017 on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the common shares generally occurs.

Endeavour Silver Corp.

Month	High (Cdn.$)	Low (Cdn.$)	Volume Traded
Dec-17	3.20	2.56	3,834,156
Nov-17	2.94	2.50	4,460,349
Oct-17	3.41	2.66	4,002,332
Sep-17	3.35	2.87	5,652,202
Aug-17	3.86	2.64	6,626,521
Jul-17	3.95	3.55	4,294,158
Jun-17	4.22	3.73	6,775,025
May-17	4.62	3.81	8,195,226
Apr-17	4.97	3.75	9,047,025
Mar-17	5.88	3.85	11,428,453
Feb-17	6.44	5.41	8,510,106
Jan-17	5.75	4.79	10,173,930

The following table sets forth the price ranges and volume traded of the common shares of the Company for each month in 2017 as reported by the NYSE. The data includes common shares sold through the NYSE in connection with the 2016 ATM Offering and common shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume Traded
Dec-17	2.53	2.38	25,033,813
Nov-17	2.29	1.94	37,285,924
Oct-17	2.75	2.06	31,773,670
Sep-17	2.71	2.33	32,763,610
Aug-17	3.10	2.08	48,858,854
Jul-17	3.12	2.75	27,591,565
Jun-17	3.22	2.80	51,025,975
May-17	3.39	2.80	57,605,300
Apr-17	3.73	2.76	53,302,885
Mar-17	4.42	2.84	64,846,883
Feb-17	4.90	4.12	41,537,759
Jan-17	4.35	3.56	43,281,343

ITEM 8:	ESCROWED SECURITIES

8.1	Escrowed Securities

To the Company’s knowledge, as at December 31, 2017, there were no escrowed common shares of the Company or common shares of the Company subject to contractual restriction on transfer.

Endeavour Silver Corp.

ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

The following is a list of the current directors and executive officers of the Company, their province/state and country of residence, their current positions with the Company and their principal occupations during the five preceding years. Each director is elected to serve until the next annual general meeting of shareholders or until his successor is elected or appointed, or unless his office is earlier vacated under any of the relevant provisions of the articles of the Company or the Business Corporations Act (British Columbia).

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Bradford J. Cooke British Columbia, Canada	Director and Chief Executive Officer	July 25, 2002	Chief Executive Officer of Endeavour
Godfrey J. Walton British Columbia, Canada	Director, President and Chief Operating Officer	July 25, 2002	President and Chief Operating Officer of Endeavour
Ken Pickering(1)(3)(4) British Columbia, Canada	Director	August 20, 2012	Independent Director of several public mineral exploration and mining companies
Mario D. Szotlender(1)(2)(4) Caracas, Venezuela	Director	July 25, 2002	Independent Consultant and Director of several public mineral exploration and mining companies
Geoffrey Handley(1)(2)(3) Sydney, Australia	Director and Chairman	June 14, 2006	Independent Director of public mineral exploration and mining companies
Rex McLennan(2)(3)(4) British Columbia, Canada	Director	June 14, 2007	Independent Director of public mineral exploration and mining companies
Ricardo Campoy(1)(3) New York, USA	Director	July 9, 2010	Managing Director, Headwaters MB
Daniel Dickson British Columbia, Canada	Chief Financial Officer	N/A	Chief Financial Officer of Endeavour
Luis Castro Durango, Mexico	Vice President, Exploration	N/A	Vice President, Exploration of Endeavour
Tomas Iturriaga Morelos, Mexico	Vice President, Operations, Mexico	N/A

Vice President, Operations, Mexico of Endeavour since February 2017; Vice President, North American Operations, Capstone Mining Corp. from August 2015 to February 2017; prior thereto, various positions with Goldcorp Inc., lastly Vice President and General Manager Mexico

Endeavour Silver Corp.

Name and Province/State and Country of Residence	Position	Date of Appointment as Director	Principal Occupation During Five Preceding Years
Dale Mah British Columbia, Canada	Vice President of Corporate Development	N/A	Vice President of Corporate Development of Endeavour since June 2016; Vice President, Geology, Quintana Resources Capital from April 2014 to May 2016; prior thereto, Mining Analyst, Dundee Capital Markets from January 2012 to April 2013
Christine West British Columbia, Canada	Vice President, Controller	N/A	Controller of Endeavour since January 2008; Appointed Vice President Controller of Endeavour March 2017
Bernard Poznanski British Columbia, Canada	Corporate Secretary	N/A	Lawyer, Koffman Kalef LLP, Business Lawyers

(1)	Member of Compensation Committee and Member
(2)	Member of Corporate Governance and Nominating Committee
(3)	Member of Audit Committee
(4)	Member of Sustainability Committee

As at February 22, 2018, the directors and executive officers of the Company as a group beneficially owned, or controlled or directed, directly or indirectly, an aggregate of 1,390,103 common shares of the Company, representing approximately 1.1% of the issued and outstanding common shares of the Company.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as disclosed herein, no director or executive officer of the Company is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that

(a)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, when such order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company, or

(b)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.

Endeavour Silver Corp.

Ricardo Campoy was a director of Century Mining Corporation (“Century”) when Century was subject to cease trade orders or management cease trade orders issued in March 2008 and April 2009 that were in effect for more than 30 consecutive days:

(a)

On March 14, 2008, the British Columbia Securities Commission (“BCSC”) issued a cease trade order against the securities of Century until Century filed certain required technical reports in accordance with NI 43-101, it prepared and filed amended interim financial statements, and it prepared and filed amended management’s discussion and analysis for the period ended September 30, 2007. On March 20, 2008 the BCSC revoked the cease trade order and issued instead a management cease trade order relating to the filing of the required records. On July 18, 2008, the BCSC revoked the management cease trade order after Century filed all required records.

(b)

On May 5, 2009, the BCSC issued a management cease trade order in connection with Century’s failure to timely file financial statements and related management’s discussion and analysis for its financial year ended December 31, 2008. On June 16, 2009, the BCSC revoked this management cease trade order after Century filed the required records.

Mario Szotlender is a director of Fortuna Silver Mines Inc. (“Fortuna”) and was a director of Fortuna when a management cease trade order was issued by the BCSC on April 3, 2017 against the CEO and CFO of Fortuna in connection with Fortuna’s failure to timely file financial statements, related management discussion and analysis and an annual information form for its financial year ended December 31, 2016. Fortuna reported that the delay in the filing of these documents was due to pending resolution of a regulatory review of certain of the Company’s filings by the United States Securities and Exchange Commission. On May 25, 2017, the BCSC revoked this management cease trade order after Fortuna filed the required records.

Other than as disclosed herein, no director or executive officer of the Company or any shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company:

(a)

is, as at the date of this AIF, or has been, within the ten years preceding the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets,

(b)

has, within the ten years preceding the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(d)

has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

Geoffrey Handley was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions, as well as the appointment of certain persons of KordaMentha, a restructuring firm, as joint and several voluntary administrators under the Australian Corporations Act 2001. Mirabela also announced that, under the PSA, the proposed recapitalization was to be effected through a recapitalization and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange was suspended from October 7, 2013 to June 30, 2014.

Endeavour Silver Corp.

9.3	Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Company is not aware of any such conflicts of interest.

ITEM 10:	PROMOTERS

Since January 1, 2016 no person or company has acted as a promoter of the Company.

ITEM 11:	LEGAL PROCEEDINGS

11.1	Legal Proceedings

Other than discussed below, there are no material legal proceedings in the Company’s last fiscal year to which the Company is a party or to which any of its property is subject, and there are no such proceedings known to the Company to be contemplated.

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

Endeavour Silver Corp.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.2 million) tax assessment based on the June 2015 ruling. The 2016 tax assessment is comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.0 million) in interest and MXN 23.0 million ($1.2 million) in penalties. The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies and includes interest and penalties. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 5.6 million ($0.2 million) and inflationary charges of MXN 8.5 million ($0.3 million) has accumulated.

Included in the Company’s consolidated financial statements, are net assets of $595,000, including $42,000 in cash, held by MSCG. Following the Tax Court’s rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 30, 2016, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $595,000. The Company is currently assessing MSCG’s settlement options based on ongoing court proceedings and discussion with the tax authorities.

11.2	Regulatory Actions

During the year ended December 31, 2017, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority and there were no settlement agreements that the Company entered into before a court relating to securities legislation or with a securities regulatory authority. Except as described in item 11.1, there are no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

None of the following persons or companies has had any material interest, direct or indirect in any transaction since January 1, 2015 that has materially affected or is reasonably expected to materially affect the Company:

(a)	a director or executive officer of the Company;

(b)	a person or company that beneficially owns, or controls or directs, directly or indirectly more than 10% of any class or series of the outstanding voting securities of the Company; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b).

Endeavour Silver Corp.

The Company’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. See “Risk Factors – Potential Conflicts of Interest” and “Conflict of Interest”

ITEM 13:	TRANSFER AGENT AND REGISTRAR

13.1	Transfer Agent and Registrar

The transfer agent and registrar for the common shares of the Company is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

ITEM 14:	MATERIAL CONTRACTS

14.1	Material Contracts

Other than noted below, there are no contracts that are material to the Company that were entered into during the financial year ended December 31, 2017 or prior thereto but which are still in effect, other than contracts entered into in the ordinary course of business of the Company:

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

KPMG LLP is the external auditor of the Company and reported on the fiscal 2017 audited financial statements of the Company filed on SEDAR.

The Qualified Persons who completed the reserves and resources estimate for the Guanacevi Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report “National Instrument 43-101 Technical Report Updated Resource and Reserve Estimates for the Guanacevi Mines Project, Durango State, Mexico” dated March 3, 2017 and amended March 27, 2018 (effective date of December 31, 2016) filed on SEDAR.

The Qualified Persons who completed the reserves and resources for the Bolañitos Mines Project are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report “National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” dated March 3, 2017 and amended March 27, 2018 (effective date of December 31, 2016) filed on SEDAR.

The Qualified Persons who completed the estimate of the reserves and resources for the El Cubo Mine are Zachary J. Black, SME-RM, Jeffery W. Choquette, P.E. and Jennifer J. Brown, SME-RM, of Hard Rock Consulting. They are the authors of the report “National Instrument 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the El Cubo Project, Guanajuato State, Mexico” dated March 3, 2017 and amended March 27, 2018 (effective date of December 31, 2016) filed on SEDAR.

Endeavour Silver Corp.

The Qualified Persons who completed the Preliminary Economic Assessment for the El Compas Project are Peter J. Smith, P. Eng. of Smith Foster & Associates, Ken Embree, P. Eng. of Knight Piesold Consulting, Jarita Barry, P. Geo., David Burga, P. Geo., Yungang Wu, P. Geo., P. Geo., James L. Pearson, P. Eng. Eugene Puritch, P. Eng., FEC, of P&E Mining Consultants Inc., and Deepak Malhotra, PhD. of Resource Development Inc. They are the authors of the report “NI 43-101 Technical Report Preliminary Economic Assessment for the El Compas Project, Zacatecas State, Mexico” dated May 11, 2017 (effective date of March 27, 2017) filed on SEDAR.

The Qualified Persons who completed the Preliminary Feasibility Study for the Terronera Project are Peter J. Smith, P. Eng. of Smith Foster & Associates, Scott Fleming, P.E. of Amec Foster Wheeler, Jarita Barry, P. Geo., David Burga, P. Geo., Yungang Wu, P. Geo., P. Geo., James L. Pearson, P. Eng. of P&E Mining Consultants Inc., Eugenio Iasillo, P. E. of Processing Engineering L.L.C and Benjamin Peacock. P. Eng., of Knight Piesold Consulting. They are the authors of the report “NI 43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico” dated May 18, 2017 (effective date of April 3, 2017) filed on SEDAR.

Godfrey Walton, M.Sc., P.Geo., President and COO of Endeavour, is the Qualified Person who reviewed and approved the technical information contained in the Updated Internal Mineral Reserve and Resource Estimates of the Guanacevi Mine, the Bolanitos Mine and the El Cubo Mine.

15.2	Interests of Experts

KPMG LLP is the auditor of the Company and has confirmed with respect to the Company that it is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that it is a firm of independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

To the best of the Company’s knowledge, the other experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

Endeavour Silver Corp.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s Information Circular for its most recent Annual General Meeting of shareholders held on May 36, 2017. Additional financial information is also provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed financial year ended December 31, 2017.

16.2	Audit Committee

1.	The Audit Committee’s Charter

National Instrument 52-110 - Audit Committees (“NI 52-110”) requires every issuer to disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

2.	Composition of the Audit Committee

The Company’s audit committee is comprised of four directors, as set forth below:

Geoffrey Handley	Ricardo Campoy	Ken Pickering	Rex McLennan

As defined in NI 52-110, Geoffrey Handley, Ken Pickering, Ricardo Campoy and Rex McLennan “independent” directors. The Company therefore meets the requirement in NI 52-110 that all committee members be independent directors.

All of the members of the audit committee are financially literate.

3.	Relevant Education and Experience

the exploration and mining industry which included analyzing the financial statements of mining companies as an investment analyst and, later, as the manager/executive responsible for corporate mergers and acquisition activities at Placer Dome Inc.

Ricardo Campoy – Mr. Campoy has a Bachelor of Science in Mine Engineering from the Colorado School of Mines and a Master of International Management (Finance) from the American Graduate School of International Management. Mr. Campoy has over 30 years of experience as a mine engineer, investment banker and financial advisor for the resource industry, financial institutions and investment funds.

Ken Pickering - Mr. Pickering is a professional engineer and mining executive with more than 45 years of experience working in the natural resource sector building and managing major mining operations in Canada, Chile, Australia, Peru and the United States.

Rex McLennan - Mr. McLennan holds a Master of Business Administration degree from McGill University and a Bachelor of Science degree from the University of British Columbia. Mr. McLennan has an ICD.D designation with the Institute of Corporate Directors. Mr. McLennan was most recently Chief Financial Officer of Viterra Inc., a major global agricultural commodity company, from February 2008 until Viterra was acquired by Glencore Plc in December 2012. From 1997 to 2005, he was the Executive Vice President and Chief Financial Officer for Placer Dome Inc. and, prior thereto, was Vice President and Treasurer with the same company. For more than ten years, he held positions of increasing responsibility in business planning, finance and treasury and was a Senior Advisor in the Treasurer’s Department for Imperial Oil, a publicly traded Canadian subsidiary of Exxon Corporation.

4.	Reliance on Certain Exemptions

Company relied on the following exemptions or provisions under NI 52-110:

(a)	the exemption in section 2.4 (De Minimis Non-audit Services),
(b)	the exemption in section 3.2 (Initial Public Offerings),
(c)	the exemption in subsection 3.3(2) (Controlled Companies)
(d)	the exemption in section 3.4 (Events Outside Control of Member),
(e)	the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member), or
(f)	the exemption in section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances)
(g)	section 3.8 (Acquisition of Financial Literacy),
(h)	an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Endeavour Silver Corp.

5.	Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year has a recommendation of the audit committee to nominate or compensate an external auditor not been adopted by the Board of Directors.

6.	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services. Subject to the requirements of NI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

7.	External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit-related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2017	Cdn.$463,400	Nil	Nil	Nil
December 31, 2016	Cdn.$480,100	Nil	Nil	Cdn.$10,000

(1)	Relates to fees for audit services.
(2)

Relates to fees for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the issuer’s financial statements and are not reported under “Audit Fees”.

(3)	Relates to fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning.
(4)

Relates to fees for products and services provided by the Company’s external auditor other than the services reported under the other categories. The nature of the services provided in the fiscal period ending December 31, 2016 pertains to review of greenhouse gas emissions related to Mexico regulation disclosures.

Endeavour Silver Corp.

SCHEDULE “A”

ENDEAVOUR SILVER CORP. (the "Company")

Audit Committee Charter
(effective August 1, 2012)

This Audit Committee Charter has been approved by the Board of Directors (the “Board”) of Endeavour Silver Corp. (the “Company”) as of the date set out above.

1.	Purpose Of Audit Committee

1.1	The purpose of the Audit Committee (the “Committee”) is to act as the representative of the Board in carrying out its oversight responsibilities relating to:

(b)	The financial accounting and reporting process to shareholders and regulatory bodies; and

(c)	The system of internal financial controls.

1.2

All reasonably necessary costs to allow the Committee to carry out its duties shall be paid for by the Company. Also, in carrying out the foregoing duties, the Committee shall have the right and the ability to retain any outside legal, accounting or other expert advice or assistance to assist the Committee members in the proper completion of their duties, for and on behalf of the Company and at the Company’s cost, without any requirement for further Board or management approval of such expenditure.

2.	Composition

The Committee shall consist of a minimum of three Directors, all of whom are “independent” within the meaning of National Instrument 52-110 - Audit Committees in Canada, and as required by all applicable United States securities laws and regulations and the policies of the New York Stock Exchange. The Committee shall be appointed annually by the Board immediately following the Annual General Meeting of the Company. Each member of the Committee shall be financially literate, meaning that each member must be able to read and understand financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One member of the Committee must have accounting and financial expertise, meaning that the member possesses financial or accounting credentials or has experience in finance or accounting.

3.	Duties

3.1

The Committee’s duty is to monitor and oversee the operations of management and the external auditor. Management is responsible for establishing and following the Company’s internal controls and financial reporting processes and for compliance with applicable laws and policies. The external auditor is responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted auditing standards, and for issuing its report on the statements. The Committee should review and evaluate this Charter on an annual basis.

Endeavour Silver Corp.

3.2	The specific duties of the Committee are as follows:

(a)	Management Oversight:

(i)

Review and evaluate the adequacy of the Company’s processes for identifying, analyzing and managing financial risks, including foreign exchange and liquidity that may prevent the Company from achieving its objectives;

(ii)	Review and evaluate the adequacy of the Company’s processes over internal controls,;

(iii)	Review and evaluate the adequacy of the Company’s processes over the status and adequacy of internal information systems and security;

(iv)	Meet with the external auditor at least once a year in the absence of management;

(v)	Request the external auditor’s assessment of the Company’s financial and accounting personnel;

(vi)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company.

(b)	External Auditor Oversight

(i)	Recommend to the Board the selection and, where applicable, the replacement of the external auditor to be appointed or nominated annually for shareholder approval;

(ii)	Recommend to the Board the compensation to be paid to the external auditor;

(iii)	Review and evaluate the external auditor’s process for identifying and responding to key audit and internal control risks;

(iv)	Review the scope and approach of the annual audit;

(v)	Inform the external auditor of the Committee’s expectations;

(vi)	Review the independence of the external auditor on an annual basis;

(vii)	Review with the external auditor both the acceptability and the quality of the Company’s financial reporting standards;

(viii)	Resolve any disagreements between management and the external auditor regarding financial reporting;

Endeavour Silver Corp.

(ix)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditor. The authority to pre-approve non-audit services may be delegated by the Committee to one or more independent members of the Committee, provided that such pre-approval must be presented to the Committee’s first scheduled meeting following such pre-approval. Pre-approval of non-audit services is satisfied if:

A.

the aggregate amount of all the non-audit services that were not pre-approved reasonably expected to constitute no more than 5% of the total amount of paid by the Company and subsidiaries to the Company’s external auditor the fiscal year in which the services are provided;

B.	the Company or a subsidiary did not recognize the services as non-audit at the time of the engagement; and

C.

the services are promptly brought to the attention of the Committee approved, prior to completion of the audit, by the Committee or by one or of its members to whom authority to grant such approvals has been delegated the Committee; and

(x)	Confirm with the external auditor that the external auditor is ultimately accountable to the Board and the Committee, as representatives of the shareholders.

(c)	Financial Reporting Oversight

(i)

Review with management and the external auditor the Company’s annual and interim financial statements, management’s discussion and analysis, any annual and interim earnings press releases and any reports or other financial information to be submitted to any governmental and/or regulatory body, or the public, including any certification, report, opinion, or review rendered by the external auditor, for the purpose of recommending their approval to the Board prior to their filing, issue or publication;

(ii)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements (other than the public disclosure referred to in (i) above), as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures; and

(iii)	Discuss with the external auditor the quality and the acceptability of the International Financial Reporting Standards applied by management.

(d)	“Whistleblower” Procedures

(i)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Endeavour Silver Corp.